NO ACT

JC

P.E.
9-24-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



07081677

October 25, 2007

RECD S.E.C.
OCT 2 5 2007
1086

John C. Hui
Morse, Zelnick, Rose & Lander
405 Park Avenue
New York, NY 10022-2605

Act: 1934
Section:
Rule: 14A-8
Public Availability: 10/25/2007

Re: SED International Holdings, Inc.
Incoming letter dated September 24, 2007

Dear Mr. Hui:

This is in response to your letters dated September 24, 2007 and October 4, 2007 concerning the shareholder proposal submitted to SED International by Mark Diamond. We also have received a letter from the proponent dated September 26, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
OCT 3 1 2007
THOMSON
FINANCIAL

Enclosures

cc: Mark Diamond
4320 River Bottom Drive
Norcross, GA 30092

MORSE, ZELNICK, ROSE & LANDER
A LIMITED LIABILITY PARTNERSHIP

405 PARK AVENUE
NEW YORK, NEW YORK 10022-2605
212-838-1177
FAX – 212-838-9190

WRITER'S DIRECT LINE
(212) 838-8599

September 24, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: SED International Holdings, Inc. – No-Action Request
(Central Key Index No. 0000800286)

Dear Sirs and Mesdames:

On behalf of our client, SED International Holdings, Inc, a Georgia corporation ("SED"), we hereby respectfully request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") issue a no-action letter advising us that it will not recommend enforcement action to the Commission if SED (i) does not include in its proxy materials, for the next Annual Meeting of Shareholders, a shareholder's proposal calling for an amendment to SED's Bylaws as more fully described below; and (ii) files its definitive proxy materials with the Commission before October 28, 2007, which date is prior to the expiration of 80 calendar days from the date hereof.

Discussion with respect to the exclusion of the Proposal

By letter dated June 28, 2007, Mark Diamond, a holder of SED common stock, a former Chief Executive Officer of SED and the son of SED's co-founder and current Chief Executive Officer, with an address at 4320 River Bottom Drive, Norcross, Georgia 30092 ("Mr. Diamond"), requested that SED include in its proxy materials for the next Annual Meeting of Shareholders a proposal to amend Article 1, Section 1.2 of SED's Bylaws to provide that Special Meetings of Shareholders may be called by the holders of 25% of the votes entitled to be cast on any issue proposed to be considered at the proposed meeting (the "Proposal"). A copy of the Proposal is attached as Exhibit A hereto.

On September 18, 2007, SED's Board of Directors (the "Board") amended Article 1, Section 1.2 of SED's Bylaws to provide that Special Meetings of Shareholders may be called by the holders of 25% of the votes entitled to be cast on any issue proposed to be considered at the proposed meeting and on September 19, 2007, SED filed a Current Report on Form 8-K with the Commission disclosing the adoption and implementation of this amendment (the "Bylaw Amendment"). Thus, the By-law change that Mr. Diamond seeks has already been adopted and implemented and therefore his request to have a proposed amendment submitted to shareholders is moot.

SED further objects to the inclusion of the Proposal, since it contains disparaging remarks and innuendos about SED and its Board which are unrelated to the Proposal and are based on disinformation or are unsupported by the facts. Specifically Mr. Diamond states:

> **"The accountability of directors to the Company's shareowners has not been enhanced through the declassification of the Board (resulting in the annual election of all directors) and the adoption of majority voting in the election of directors."**

SED's Board has not been declassified as stated in the Proposal. Further the election of directors is not by a majority vote but by the holders of a plurality of the shares of SED common stock present in person or represented by proxy at a meeting at which a quorum is present. SED's Definitive Proxy Statement for the 2006 Annual Meeting of Shareholders filed with the Commission on October 24, 2006 supports this fact.

> **"The Company has not regularly filed 8-K's throughout the 2005, 2006, or 2007 Fiscal Years."**

Mr. Diamond implies that SED acted improperly by not filing Current Reports. As SED's former Chief Executive Officer during the 2005 fiscal year (July 1, 2004 through June 30, 2005), Mr. Diamond should have been aware that SED did not have an obligation to file Current Reports on Form 8-K from September 30, 2004, through October 24, 2006 during which period it was a non-reporting company as it had filed a Form 15 to terminate and suspend its obligation to continue to file reports. Following re-registration under the Exchange Act, SED has filed all Exchange Act Reports required of it.

> **"The Company's Board has not properly disclosed its relationships with management, constituting conflicts of interest, that may affect its decisions. The Company's Board has recently attempted to affect a going private transaction in conjunction with management. In light of the Board's continuing refusal to commit to ensuring effective corporate governance, as evidenced by the actions described above, the shareholders believe that adoption of the proposal is necessary."**

We believe SED has properly made all the disclosures required of it in the Exchange Act Reports it files with the Commission, including but not limited to, family relationships between directors and executive officers and any all related party transactions when required. Mr. Diamond cites no contrary facts.

As indicated above we believe that all of the above statements are irrelevant to the consideration of the subject matter of the Proposal and would have a strong likelihood to cause confusion as to the matters on which shareholders are being asked to vote.

In addition, as disclosed in the periodic reports filed by SED pursuant to the Exchange Act, Mr. Diamond has instituted and maintains multiple civil lawsuits against SED since 2005. We submit that Mr. Diamond has added this disparaging material in an effort to strengthen his bargaining position with these on going litigations. Accordingly, the Proposal should also be excluded pursuant to Rule 14a-8(i)(4) because he is seeking redress of his personal grievances against SED.

Waiver of the 80-calendar day requirement under 14a-8(j)

SED did not earlier submit Mr. Diamond's proposal since it intended to accept and adopt the meritorious position with respect to the identified By-law.

No-Action Request

In light of the foregoing, we respectfully request the concurrence of the Staff that (i) SED can file definitive proxy materials before October 28, 2007 despite not filing its reasons for excluding the Proposal less than 80 calendar days from such date; and (ii) the Proposal can be excluded pursuant to (a) Rule 14a-8(i)(10) of the Exchange Act, as a result of the implementation of the Bylaw Amendment by SED; (b) Rules 14a-8(i)(3) and (4) of the Exchange Act, as a result of the unrelated, unsupported, false and misleading supporting statements included in the Proposal.

For the convenience of the Staff, six copies of this letter are included herewith. A copy of this submission has also been provided to Mr. Diamond contemporaneously.

If you have any questions concerning this letter or require additional information, please contact me at (212) 838-8599 or, if I'm not available, Stephen A. Zelnick, Esq., of my firm at (212) 838-8040. In addition, our fax number is (212) 838-9190, should you want to fax either of us.

Please acknowledge receipt hereof by stamping and returning an enclosed copy of this letter in the self-addressed stamped envelope provided herewith.

Very truly yours,



John C. Hui

cc: Mr. Mark Diamond.

Mark Diamond
4320 River Bottom Drive
Norcross, GA 30092

Mr. Lyle Dickler
Corporate Secretary
SED International Holdings, Inc.
4916 North Royal Atlanta Drive
Tucker, GA 30084

June 28, 2007

SENT VIA HAND DELIVERY AND FAX

Dear Mr. Dickler:

Enclosed please find a Proposal for Amendment of the Bylaws to be included at the next Annual Shareholders Meeting.

Also, please find a copy of the referenced Georgia Corporate Laws.

I have verified my ownership of 13,055 shares of common stock with the Stock Transfer Agent at National City Bank as of today, June 28, 2007. I plan on continuing my ownership of these shares through the date of the annual meeting. Please contact Beth Rudolph at National City Bank if you require further confirmation of my status as a shareholder.

Respectfully submitted,



Mark Diamond

Enclosures: O.C.G.A. § 14-2-702 , § 14-2-1020
Proposal No. 1—SPECIAL SHAREHOLDER MEETINGS

Proposal No. 1—SPECIAL SHAREHOLDER MEETINGS

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, this proposal has been submitted by Mark Diamond, 4320 River Bottom Drive, Norcross, GA 30092 (owner of 13,055 shares of Common Stock). If adopted by shareholder vote, the proposal would amend the company's Bylaws to provide for special meetings to be called by the holders of 25% of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

RESOLVED, shareholders ask our board of directors to amend our bylaws, specifically **Article I, Section 1.2 Special Meetings**, to give holders of at least 25% of the outstanding common stock the power to call a special shareholder meeting, in accordance with OCGA §14-2-702.

Shareholders should have the ability, within reasonable limits, to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of major changes that affect the shareholders, when events unfold quickly and issues may become moot by the next annual meeting.

The corporate laws of Georgia provide that holders of only 25% of shares may call a special meeting, absent a contrary provision in the charter or bylaws. Currently, the Company's Bylaws provide that a special meeting of shareowners may be called by the board directors or by the Chief Executive Officer upon delivery of a signed and dated request on the holders of 100% of the votes entitled to be cast. The shareholders believe that the 100% requirement is excessive. Accordingly, a 25% threshold strikes a reasonable balance between enhancing shareholder rights and avoiding excessive distraction at our company.

The shareholders believe that the need for adoption of the proposal should be evaluated in the context of the Company's overall corporate governance. The accountability of directors to the Company's shareowners **has not** been enhanced through the declassification of the Board (resulting in the annual election of all directors) and the adoption of majority voting in the election of directors. The Company **has not** maintained any information pertinent to shareholders on its corporate website, including any information pertaining to Section 16 filing requirements. The Company **has not** regularly filed Form 8-K's throughout the 2005, 2006, or 2007 Fiscal Years. The Company's Board has not properly disclosed its relationships with management, constituting conflicts of interest, that may affect its decisions. The Company's Board has recently attempted to affect a going private transaction in conjunction with management. In light of the Board's continuing refusal to commit to ensuring effective corporate governance, as evidenced by the actions described above, the shareholders believe that adoption of the proposal is necessary.

O.C.G.A. § 14-2-702

GEORGIA CODE

*** Current through the 2006 Regular Session ***

TITLE 14. CORPORATIONS, PARTNERSHIPS, AND ASSOCIATIONS
CHAPTER 2. BUSINESS CORPORATIONS
ARTICLE 7. SHAREHOLDERS
PART 1. MEETINGS

O.C.G.A. § 14-2-702 (2006)

§ 14-2-702. Special meeting

(a) A corporation shall hold a special meeting of shareholders:

(1) On call of its board of directors or the person or persons authorized to do so by the articles of incorporation or bylaws;

(2) Except as to corporations described in paragraph (3) of this subsection, if the holders of at least 25 percent, or such greater or lesser percentage as may be provided in the articles of incorporation or bylaws, of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, sign, date, and deliver to the corporation one or more demands in writing or by electronic transmission for the meeting describing the purpose or purposes for which it is to be held; or

(3) In the case of a corporation having 100 or fewer shareholders of record, if the holders of at least 25 percent, or such lesser percentage as may be provided in the articles of incorporation or bylaws, of all the votes entitled to be cast on any issue to be considered at the proposed special meeting sign, date, and deliver to the corporation one or more demands in writing or by electronic means for the meeting describing the purpose or purposes for which it is to be held.

(b) If not otherwise fixed under Code Section 14-2-703 or Code Section 14-2-707, the record date for determining shareholders entitled to demand a special meeting is the date the first shareholder signs the demand.

(c) Special shareholders' meetings may be held in or out of this state at the place stated in or fixed in accordance with the bylaws. If no place is stated or fixed in accordance with the bylaws, special meetings shall be held at the corporation's principal office.

(d) Only business within the purpose or purposes described in the meeting notice required by subsection (c) of Code Section 14-2-705 may be conducted at a special shareholders' meeting.

(e) Unless otherwise provided in the articles of incorporation, a demand by a shareholder for a special meeting may be revoked by a written or electronic transmission to that effect by the shareholder received by the corporation prior to the call of the special meeting.

(f) A bylaw provision governing the percentage of shares required to call special meetings is not a quorum or voting requirement.

HISTORY: Code 1981, § 14-2-702, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1989, p. 946, § 21; Ga. L. 1997, p. 1165, § 4; Ga. L. 2004, p. 508, § 8.

§ 14-2-1020. Amendment by board of directors or shareholders

(a) A corporation's board of directors may amend or repeal the corporation's bylaws or adopt new bylaws unless:

(1) The articles of incorporation or this chapter reserve this power exclusively to the shareholders in whole or in part; or

(2) The shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw.

Mr. Mark Diamond
4320 River Bottom Drive
Norcross, GA 30092

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

September 26, 2007

Re: SED International Holdings, Inc.-No Action Request

Ladies and Gentlemen:

I am requesting that you deny the request for a no-action letter by SED International Holdings, Inc. On September 24, 2007, Mr. John Hui, on behalf of SED International Holdings, Inc., submitted a request that the SEC would issue such letter advising that SED International Holdings, Inc. would be exempt from action stemming from (i) not including a shareholder's proposal in the proxy materials; and (ii) filing its definitive proxy materials with the Commission on a date prior to the 80 day rule, Rule 14a-8(j).

Factual Background

On June 28, 2007 I submitted a proposal for Amendment of the Bylaws to the Corporate Secretary, Mr. Lyle Dickler, of SED International Holdings, Inc. (Exhibit A) My proposal was delivered in accordance of Section IX of the Articles of Incorporation of SED International Holdings, Inc. and SEC Rule 14a-8.

I had received no communication from SED International Holdings, Inc. or its legal representatives until I received a copy of their request for a no-action letter dated September 24, 2007, approximately 89 days after I submitted my proposal to the Corporate Secretary.

Discussion

The Original Proxy Proposal delivered to SED vs. Altered Proposal: An inaccurate representation of my proposal submitted to the SEC with Attorney John Hui's request for no action letter

Rule 14a-8(i)(10): The Proposal as Presented to the Commission is not substantially the same as the Bylaw adopted on September 18, 2007

It shocks the conscience that the legal representatives of SED International Holdings, Inc. would present information to the Commission that is false.

The proposal attached to Mr. Hui's letter is not the proposal that I submitted to the Corporate Secretary of SED International Holdings, Inc.

The bylaw change that SED International Holdings, Inc. purports to have adopted on September 18, 2007 is **not** the bylaw that would have been presented to the shareholders for a vote. Rather, the Board of Directors left off a key provision to the bylaw change. You will notice under "Enclosures" I noted OCGA 14-2-1020, which is:

§ 14-2-1020. *Amendment by board of directors or* shareholders

(a) A corporation's board of directors may amend or repeal the corporation's bylaws or adopt new bylaws unless:

(1) The articles of incorporation or this chapter reserve this power exclusively to the shareholders in whole or in part; or

(2) The shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw.

The part of the bylaw proposal that SED International Holdings, Inc. did not pass is:

" *Furthermore, in accordance with OCGA §14-2-1020(a)(2), the shareholders in amending this particular bylaw* ***Article I, Section 1.2 Special Meetings****, provide expressly that the board of directors may not amend or repeal this bylaw.* "

Therefore, SED International Holdings, Inc.'s reliance on Rule 14a-8(i)(10) is improper and deceitful and therefore should not be allowed.

I respectfully ask that the Commission consider if the statements presented to you are breaching Title 18, United States Code, Section 1001 which makes it a crime to: 1) knowingly and willfully; 2) make any materially false, fictitious or fraudulent statement or representation; 3) in any matter within the jurisdiction of the executive, legislative or judicial branch of the United States.

I also respectfully ask that the Commission remind SED International Holdings, Inc.'s counsel of *Rule 102(e) which provides that the SEC may commence disciplinary proceedings against lawyers practicing before it who are found "to be lacking in character or integrity or to have engaged in unethical or improper professional conduct; or to have willfully violated, or willfully aided and abetted the violation of any provision of the [securities laws]."* Furthermore, under Section 307 of Sarbanes-Oxley Act which gives statutory authority to the SEC's Rule 102(e), the legal counsel has an obligation to "report up" this violation.

SED's Request is Untimely

Rule 14a-8(j): Asking for a waiver

Rule 14a-8(j) provides that if the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j) also requires the company to simultaneously provide the shareholder proponent with a copy of its submission. The staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy if the company demonstrates "good cause" for missing the deadline. In that instance, the failure to comply with rule 14a-8(j) would not require the company to delay its filing date until the expiration of 80 days from the date that it submits its no-action request. The most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed. **Staff Legal Bulletin No. 14B (CF)**

Rule 14a-8 establishes specific deadlines for the shareholder proposal process.

Whether or not SED International Holdings, Inc. "intended" to accept and adopt the meritorious position with respect to the identified Bylaw is **irrelevant**. I submitted my proposal in good faith according to the timelines specified in both the corporate Articles of Incorporation and the Commission's Rule 14-8. As Samuel Johnson said, "The road to hell is paved with good intentions."

Addressing SED International Holdings, Inc.'s Other Inaccurate Assertions

I. SED International Holdings, Inc. objects to the inclusion of the Proposal based on Rule 14a-8(i)(3). In this regard, rule 14a-8(i)(3) permits the company to exclude a proposal or a statement that is contrary to any of the proxy rules, including rule 14a-9, which prohibits *materially* false or misleading statements. Further, rule 14a-8(g) makes clear that the company bears the burden of demonstrating that a proposal or statement may be excluded.

A. SED cites the comment "The **accountability** of directors to the Company's shareowners **has not been enhanced through the declassification of the board**..." as an example of disinformation or as unsupported by the facts. Then they point out that the Board has not been declassified as stated in the proposal. I believe that SED has misunderstood the statement. Any board has many opportunities to enhance its accountability. One such way would have been to declassify itself. SED's board has never declassified itself. Therefore, because SED's board has never declassified itself, the board has not increased its accountability to the shareholders who they represent. I'm not sure what SED is objecting to. The trends show that shareholders are demanding declassified Boards, even at the Fortune 500 Companies, to raise Board Member Accountability. (Exhibit B)

B. SED objects to the statement "The Company has not regularly filed 8-K's throughout the 2005, 2006, or 2007 Fiscal Years." SED then suggests that it did not have a duty to file during Fiscal Year 2005. Quite to the contrary, SED has been ignoring a ruling by Federal Department of Labor Administrative Law Judge Jeffrey Tureck which stated SED was required to file periodic reports to the SEC during FY 2005. Judge Tureck ruled that SED was required to file periodic reports under Section 15 (d) of The Exchange Act. In an order issued on April 28, 2006, Judge Tureck explains why he has the authority to make a ruling on behalf of the SEC. Congress has designated that the Department of Labor has jurisdiction in adjudicating Sarbanes Oxley Whistleblower cases, which specifically deal with securities law. (Exhibit C) Also, it is of note that SED International's Corporate Attorney in 2004 was Scott Withrow. Mr. Withrow gave advice to SED in a May 2004 memo that is EXACTLY parallel to Judge Tureck's ruling. It is anyone's guess as to why then-CFO Philip Flynt decided to disregard SED's Corporate Attorney's advice and not file the FORM 15 in a legal manner. (Exhibit D) As far as I can tell SED's Corporate Attorney was in agreement with Judge Tureck's interpretation of Securities law. SED has not updated its filings for FY 2005 and is not current with their reporting.

Furthermore, during Fiscal Year 2006, SED did not file any 8-K's. During Fiscal Year 2007, SED only filed one 8-K to announce that the Board had decided to institute a 100 for 1 stock reversal so that the Board could take the company non-reporting. I believe there were many significant events that should have been reported to the shareholders using the Form 8-K, but were not.

For example, on November 14, 2006, the Final Judgment Upon Consent With Respect to Defendant SED International Inc. was filed in the United States District Court, Central District of California, Western Division in Case No.: CV:06-1663 GPS (CWx). Basically, SED International, Inc., subsidiary of SED International Holdings, Inc., agreed that it participated in Federal Trademark Infringement and Counterfeiting along with multiple other counts. SED International, Inc. made an undisclosed settlement with Philips Electronics to settle this suit, and the Federal Judge decreed that SED could not participate in specified behaviors. It is of importance to note that 24 companies were caught in this FBI raid in California and many did not hide their settlements. Looking at the charges brought against other companies it only gives a glimpse of the possible penalties SED may have faced. (Exhibit E) Furthermore, had shareholders known that SED had been sued in early 2006; they might have been able to anticipate the subsequent drastic reduction in SED's wireless sales. LG Electronics, supplier of cell phones, had a strategic alliance with Philips Electronics (NYSE:LPL, LG Philips LCD). LG quit supplying SED with wireless product, coincidentally at the same time that Philips had brought suit against SED, which affected the last half of Fiscal Year 2006 revenues. Because the shareholders were not warned about the lawsuit being filed or the material adverse affects it might have on the company, the shareholders could not make informed decisions.

2006 10K: *Wireless revenues in fiscal 2006 declined 35.2% to $29.5 million compared to $45.5 million in fiscal 2005 due to a decrease in LG Infocomm and Audiovox products*

available to SED. Sales of wireless telephone products accounted for approximately 7.1% of SED's net sales in fiscal 2006 compared to 12.0% for fiscal 2005.

The Company finally disclosed in the 2007 10K that the wireless revenues had all but disappeared due to the discontinued vendor relationship with LG.

2007 10K: *Wireless revenues in fiscal 2007 declined 74.1% to $7.6 million compared to $29.5 million in fiscal 2006 due to a decrease in LG Infocomm and Audiovox products available to SED. Sales of wireless telephone products accounted for approximately 1.9% of SED's net sales in fiscal 2007 compared to 7.1% for fiscal 2006. Sales of wireless telephone products declined due to LG product availability issues caused by a discontinued vendor relationship with LG.*

C. SED filed on June 28, 2007, the very same day that I sent my Bylaw proposal, an amendment to the 10K filed for Fiscal Year 2006, as well as an amendment to the 10Q filed for the quarter ending December 30, 2006. As amended, the Company discloses that its internal controls at year end for Fiscal Year 2006 were not effective.

Our management, with the participation of our principal executive and financial officers, have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on that evaluation, our principal executive and financial officers have concluded that, as of the end of such period, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

Therefore, it is safe to conclude that during FY 2006, SED did not disclose information to its shareholders.

D. Finally, SED believes that it has properly made all disclosures to shareholders concerning conflicts of interest. SED complains that I have not cited any contrary facts. My proposal and supporting statement were limited to only 500 words. Given these parameters, I was not able to include all of my supporting facts. However, I would be very happy to supply them both to SED and to the Commission. One notable conflict would be between the Audit Committee Chairman and the CEO-Chairman of the Board. It was not until the 2nd Amendment to the Schedule 13E-3 filed on July 10, 2007 (already Fiscal Year 2008) and the referenced Def14A also filed on July 10, 2007 that the Board finally disclosed that Mr. Cohen, the audit committee chairman, was the trustee of certain Marital Trusts for the benefit of Jean Diamond (CEO-Chairman of the Board) and therefore had the voting rights over 7% of the company's stock. He has had that voting power since Fiscal Year 2004, yet the Board or Mr. Cohen refused to share that fact with

the shareholders. Information that still has not been disclosed is that the relationship between Audit Chairman and Board Member Mr. Cohen and Mrs. Diamond is one such that Mr. Cohen is named in Mrs. Diamond's will. (Exhibit F) Beyond the family members working at SED, no other SED employees or board members are included in Mrs. Diamond's will. I believe this would establish a relationship that should be disclosed and one that would be a likely conflict of interest.

II. SED relies on Rule 14a-8(i) (4) as an additional reason to exclude my proposal. SED insinuates that I will personally benefit from the Bylaw being changed. The proposal does not relate to the redress of a personal claim or grievance against the company or any other person. The proposal is not designed to result in a benefit to me, or to further a personal interest, which is not shared by the other shareholders at large.

A. SED points out that I have multiple lawsuits against the Company since 2005. It is true that I have a Sarbanes-Oxley Whistleblower Suit pending and a breach of contract lawsuit. So what? I represent myself in this proposal as a shareholder, which I have been for more than 15 years. As far as the lawsuits are concerned, I maintain that I was fired for refusing to participate in actions that I believe were cause for perjury to the Securities and Exchange Commission and shareholder fraud. In addition, I am suing the Company for Breach of Contract. Curiously, although SED represented to me and to the shareholders that I had an employment contract as of January 1, 2004, SED now claims that it never had a contract with me. The employment contract which I maintain has been breached can be found filed on February 13, 2004 as Exhibit 10.54 to the 10Q for the quarter ending December 31, 2003. Never the less, the lawsuits are irrelevant to the requested Bylaw changes.

B. The statements made in my proposal are not made in "an effort to strengthen" any bargaining position I might have. These statements within the proposal are intended to represent all shareholders, are factual, and are pertinent to the reason why the Bylaw needs to be changed. Right now, shareholders do not have a mechanism to hold the Board accountable when it has proven it refuses to disclose material information to the shareholders. The Bylaw will secure the rights of the shareholders to call a special meeting if they feel a meeting is necessary.

C. As the corporate record shows and is readily available to SED and Counsel, I do not own 25% of SED's outstanding stock. I could not personally call a Special Shareholders Meeting for any reason on my own, thereby personally benefiting from the Bylaw change.

D. Quite to the contrary, this proposal is intended to impede the Board from furthering its personal interests to the detriment of the shareholders. The Board's intentions were made crystal clear when it spent the shareholders' money in a vain attempt to hijack the company:

From Def 14A filed July 10, 2007:

Our Board believes that, neither the Company nor its Shareholders derive any material benefit from our status as an Exchange Act reporting company.

Our Board has determined that the Reverse Split Transaction is advisable and in the best interests of our Shareholders. While our Board acknowledges the circumstances in which such termination of certain publicly available information may be disadvantageous to some of our Shareholders, our Board believes that the overall benefit to the Company to no longer be an Exchange Act reporting company substantially outweighs the disadvantages to those Shareholders.

In considering the recommendation of our Board with respect to the Reverse Split Transaction, our Shareholders should be aware that our executive officers and directors have interests in the transaction, which are in addition to, or may be different from, our Shareholders generally. These interests may create potential conflicts of interest including, but not limited to, the significant increase in legal exposure for members of boards of directors of public reporting companies, especially in the aftermath of recent legislation and related regulations. While there are still significant controls, regulations and liabilities for directors and executives officers of unregistered companies, the legal exposure for the members of our Board and our executive officers will be reduced after the Reverse Split Transaction.

The shareholders obviously thought that the Board was not representing the shareholders' best interests because they voted more than 2 to 1 not to adopt the Going Private resolution. SED reported in an 8K filed August 23, 2007:

Item 8.01: Other Matters.

On August 22, 2007, we held a Special Meeting of Shareholders to obtain shareholders' approval to authorize our Board of Directors (the "Board") to amend our Articles of Incorporation to effect a reverse stock split of our common stock at a ratio of one-for-one hundred shares at any time prior to December 31, 2007 at the sole discretion of the Board (the "Reverse Split"). At the meeting, there were 798,858 votes cast in favor of the Reverse Split, 1,714,461 votes against the Reverse Split and 7,106 shares which abstained from voting on the Reverse Split. As a result, the Reverse Split was not approved.

I believe that my proposal will be supported by a vast majority of the shareholders because it supports the rights of the shareholders to receive information about their investment.

Conclusion

For all of the reasons above, I respectfully ask that the Commission deny SED International Holdings, Inc.'s request for a no-action letter. SED International Holdings, Inc.'s request is untimely and SED's "intentions" do not constitute good cause for the

Commission to waive Rule 14a-8(j). The request is improper in that it falsely represents to the Commission the Bylaw change that I proposed. The request is also supported by truthful, related, supporting statements that can easily be proven through information readily available in public records. Furthermore, the proposal is not intended to benefit any one shareholder.

In an insincere attempt to appease the shareholders after the failed "Going Private" attempt by the Board, the Board adopted a truncated version of my original proposal. I am not so naïve to think that the Bylaw adopted by the Board could not and would not easily be changed at any time by the Board. The shareholders have the right to vote on my original proposal. If the Commission allows SED to omit my proposal, the shareholders would not have another chance to change the Bylaw until at least next year, possibly longer. The Board has already indicated that it does not want to report information with the shareholders as it stated in the Going Private Transaction. As the protector of the investors, the Securities and Exchange Commission should uphold the shareholders right to vote on the Bylaw Amendment. The shareholders at that point will make their wishes known, either by passing the Bylaw or not. The decision should be the shareholder's, not the Board's.

I am including six copies of this letter to the Commission. I will also send a copy to Mr. Hui, as counsel representing SED International Holdings, Inc.

If you have any questions at all, please do not hesitate to call me at 770-729-1316. In addition you can email me at gadiamond@comcast.net or reach me by fax at 678-298-8496.

Kindest regards,



Mark Diamond

Enclosures

Exhibit A: Original Bylaw Amendment proposal submitted on June 28, 2007
Exhibit B: Trends in shareholder requests for declassification of Corporate Boards
Exhibit C: Judge Jeffrey Tureck's Letter and Ruling
Exhibit D: SED Corporate Attorney Scott Withrow's Memo dated May 2004
Exhibit E: KXD Technology ruling and Information
Exhibit F: Excerpts from Jean Diamond's Will/Trust Document

EXHIBIT A

Original Bylaw Amendment proposal submitted on June 28, 2007

Mark Diamond
4320 River Bottom Drive
Norcross, GA 30092

Mr. Lyle Dickler
Corporate Secretary
SED International Holdings, Inc.
4916 North Royal Atlanta Drive
Tucker, GA 30084

June 28, 2007

SENT VIA HAND DELIVERY AND FAX

Dear Mr. Dickler:

Enclosed please find a Proposal for Amendment of the Bylaws to be included at the next Annual Shareholders Meeting.

Also, please find a copy of the referenced Georgia Corporate Laws.

I have verified my ownership of 13,055 shares of common stock with the Stock Transfer Agent at National City Bank as of today, June 28, 2007. I plan on continuing my ownership of these shares through the date of the annual meeting. Please contact Beth Rudolph at National City Bank if you require further confirmation of my status as a shareholder.

Respectfully submitted,



Mark Diamond

Enclosures: O.C.G.A. § 14-2-702, § 14-2-1020
Proposal No. 1—SPECIAL SHAREHOLDER MEETINGS

Proposal No. 1—SPECIAL SHAREHOLDER MEETINGS

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, this proposal has been submitted by Mark Diamond, 4320 River Bottom Drive, Norcross, GA 30092 (owner of 13,055 shares of Common Stock). If adopted by shareholder vote, the proposal would amend the company's Bylaws to provide for special meetings to be called by the holders of 25% of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

RESOLVED, shareholders ask our board of directors to amend our bylaws, specifically **Article I, Section 1.2 Special Meetings**, to give holders of at least 25% of the outstanding common stock the power to call a special shareholder meeting, in accordance with OCGA §14-2-702.

Shareholders should have the ability, within reasonable limits, to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of major changes that affect the shareholders, when events unfold quickly and issues may become moot by the next annual meeting.

The corporate laws of Georgia provide that holders of only 25% of shares may call a special meeting, absent a contrary provision in the charter or bylaws. Currently, the Company's Bylaws provide that a special meeting of shareowners may be called by the board directors or by the Chief Executive Officer upon delivery of a signed and dated request on the holders of 100% of the votes entitled to be cast. The shareholders believe that the 100% requirement is excessive. Accordingly, a 25% threshold strikes a reasonable balance between enhancing shareholder rights and avoiding excessive distraction at our company.

The shareholders believe that the need for adoption of the proposal should be evaluated in the context of the Company's overall corporate governance. The accountability of directors to the Company's shareowners **has not** been enhanced through the declassification of the Board (resulting in the annual election of all directors) and the adoption of majority voting in the election of directors. The Company **has not** maintained any information pertinent to shareholders on its corporate website, including any information pertaining to Section 16 filing requirements. The Company **has not** regularly filed Form 8-K's throughout the 2005, 2006, or 2007 Fiscal Years. The Company's Board has not properly disclosed its relationships with management, constituting conflicts of interest, that may affect its decisions. The Company's Board has recently attempted to affect a going private transaction in conjunction with management. In light of the Board's continuing refusal to commit to ensuring effective corporate governance, as evidenced by the actions described above, the shareholders believe that adoption of the proposal is necessary.

Furthermore, in accordance with OCGA §14-2-1020(a)(2), the shareholders in amending this particular bylaw **Article I, Section 1.2 Special Meetings**, provide expressly that the board of directors may not amend or repeal this bylaw.

Special Shareholder Meetings
Yes on Proposal 1

GEORGIA CODE

*** Current through the 2006 Regular Session ***

TITLE 14. CORPORATIONS, PARTNERSHIPS, AND ASSOCIATIONS
CHAPTER 2. BUSINESS CORPORATIONS
ARTICLE 7. SHAREHOLDERS
PART 1. MEETINGS

O.C.G.A. § 14-2-702 (2006)

§ 14-2-702. Special meeting

(a) A corporation shall hold a special meeting of shareholders:

(1) On call of its board of directors or the person or persons authorized to do so by the articles of incorporation or bylaws;

(2) Except as to corporations described in paragraph (3) of this subsection, if the holders of at least 25 percent, or such greater or lesser percentage as may be provided in the articles of incorporation or bylaws, of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, sign, date, and deliver to the corporation one or more demands in writing or by electronic transmission for the meeting describing the purpose or purposes for which it is to be held; or

(3) In the case of a corporation having 100 or fewer shareholders of record, if the holders of at least 25 percent, or such lesser percentage as may be provided in the articles of incorporation or bylaws, of all the votes entitled to be cast on any issue to be considered at the proposed special meeting sign, date, and deliver to the corporation one or more demands in writing or by electronic means for the meeting describing the purpose or purposes for which it is to be held.

(b) If not otherwise fixed under Code Section 14-2-703 or Code Section 14-2-707, the record date for determining shareholders entitled to demand a special meeting is the date the first shareholder signs the demand.

(c) Special shareholders' meetings may be held in or out of this state at the place stated in or fixed in accordance with the bylaws. If no place is stated or fixed in accordance with the bylaws, special meetings shall be held at the corporation's principal office.

(d) Only business within the purpose or purposes described in the meeting notice required by subsection (c) of Code Section 14-2-705 may be conducted at a special shareholders' meeting.

(e) Unless otherwise provided in the articles of incorporation, a demand by a shareholder for a special meeting may be revoked by a written or electronic transmission to that effect by the shareholder received by the corporation prior to the call of the special meeting.

(f) A bylaw provision governing the percentage of shares required to call special meetings is not a quorum or voting requirement.

HISTORY: Code 1981, § 14-2-702, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1989, p. 946, § 21; Ga. L. 1997, p. 1165, § 4; Ga. L. 2004, p. 508, § 8.

§ 14-2-1020. Amendment by board of directors or shareholders

(a) A corporation's board of directors may amend or repeal the corporation's bylaws or adopt new bylaws unless:

(1) The articles of incorporation or this chapter reserve this power exclusively to the shareholders in whole or in part; or

(2) The shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw.

EXHIBIT B

Trends in shareholder requests for declassification of Corporate Boards

Board Declassification. The trend in declassification of boards is expected to continue. For the first time in at least 10 years, a majority of S&P 500 companies do not have staggered boards.[i] The decline in classified boards among the S&P 500 can be attributed in large part to the flood of shareholder proposals they have received on the subject.[ii] From 1999 to 2006 S&P 500 companies faced 258 shareholder proposals to declassify, compared to only 48 for S&P MidCap companies and 22 for S&P SmallCap companies.[iii] As of the beginning of November 2006, 63 percent of the MidCap and 59 percent of the SmallCap companies still had classified boards.[iv] However, as activist shareholders turn more of their attention to smaller companies, we can expect more pressure on these companies to declassify as well.[v] As of January 18, 2007, ISS was tracking 39 shareholder proposals to repeal classified boards.[vi] The recently released interim report of the Committee on Capital Markets (also known as the Paulson Committee) lends additional support to board declassification advocates.[vii]

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[i] Posting of David Morrison, "Study Finds More Firms Declassify," to ISS Blog, December 18, 2006. Available at http://blog.issproxy.com/2006/12/study_finds_more_firms_declass.html.
[ii] Id.
[iii] Id.
[iv] Id.
[v] Id.
[vi] Institutional Shareholder Services, "ISS 2007 Proxy Season Watchlist," January 18, 2007. Available at http://www.issproxy.com/ProxySeasonWatchlist/2007/index.jsp.
[vii] Id.

EXHIBIT C

Judge Jeffrey Tureck's Letter and Ruling

U.S. Department of Labor

Office of Administrative Law Judges
800 K Street, NW, Suite 400-N
Washington, DC 20001-8002

(202) 693-7300
(202) 693-7365 (FAX)



Issue Date: 28 April 2006

In the Matter of

MARK DIAMOND
Complainant

v.

SED INTERNATIONAL, INC.
Respondent

Case No. 2006-SOX-00044

ORDER DENYING STAY AND SUMMARY DECISION; NOTICE OF HEARING AND PRE-HEARING ORDER

On April 28, 2006, I had a conference call with counsel for the parties to rule on complainant's motion for a stay of the proceeding and respondent's motion for summary judgment. Both motions are denied.[1]

Complainant requested the stay pending a ruling by the Securities and Exchange Commission ("SEC") on a complaint filed by the complainant alleging that respondent improperly deregistered its stock. Complainant is hoping that the SEC will find respondent's deregistration to be invalid and that jurisdiction for his complaint under the employee protection provisions of the Sarbanes-Oxley Act will thus be established. Although it clearly is desirable to have the agency with the statutory authority and expertise regarding this issue determine the jurisdictional facts, we have no knowledge of whether the SEC is even investigating complainant's complaint, let alone when such a determination will be reached. It clearly is impractical to hold this proceeding in abeyance awaiting a determination which may not be forthcoming.

Department of Labor administrative law judges, who have jurisdiction over whistleblower complaints under about a dozen different statutes, routinely have to decide jurisdictional issues regarding matters such as nuclear and air safety and environmental protection which are otherwise governed by the agencies with statutory authority over them. We do not stay these proceedings waiting for the appropriate agency to decide the jurisdictional

[1] In its motion for summary decision, respondent, citing 20 C.F.R. §1980.109(a), also argued that OSHA's determination to dismiss the complaint and not complete an investigation was not subject to review. However, what is not subject to review is OSHA's decision either to conduct, or not complete, an investigation, not its determination regarding the merits of the complaint.

facts. Employee protection cases brought under the Sarbanes-Oxley Act are no different in this regard. Accordingly, complainant's motion for a stay is denied.

In regard to respondent's motion for summary judgment, that motion is premature. Since his motion for a stay was still pending, Complainant has yet to engage in discovery or otherwise develop evidence on either the jurisdictional or substantive issues. It may be appropriate for respondent to refile its motion once discovery is completed.

Finally, *NOTICE IS HEREBY GIVEN* that the hearing in this case arising under Section 806 of the Corporate and Criminal Fraud Accountability Act of 2002 (the "Sarbanes-Oxley Act") and the regulations at 29 C.F.R. Part 1980 will be held at 9:30 a.m. on Tuesday, July 11, 2006 at the Tax Court, Russell Federal Building and Courthouse, 75 Spring Street, S.W., Atlanta, Georgia.

IT IS ORDERED that:

1. All discovery (other than notices of depositions) shall be served not later than May 12, 2006, and shall be hand-delivered or served by fax or overnight mail.

2. Any objections to discovery or motions for protective orders shall be served so that they are received by the opposing party and the Office of Administrative Law Judges ("this Office") not later than May 19, 2006.

3. All responses to discovery shall be served so that they are received by the opposing party not later than June 5, 2006.

4. All discovery depositions shall be completed not later than June 23, 2006.

By mutual consent, in writing, the parties may change these discovery deadlines. However, post-hearing discovery will not be permitted, and the hearing will not be continued because discovery has not been completed.

5. Each party shall provide the opposing party and this Office with a **Pre-Hearing Statement** containing the following:

(a) a comprehensive statement of the legal and factual issues in contention and the relief or remedy sought;

(b) the name and address of each witness the party expects to call and a brief summary of the testimony the witness is expected to present;

(c) a list of all the exhibits the party expects to offer into evidence, consecutively numbered; a copy of each exhibit shall be sent to the opposing party *but not this Office*, and

(d) a realistic estimate of the length of time it will take to present the party's case.

The Pre-Hearing Statement shall be served so that it will be received by the opposing party and this Office not later than June 27, 2006.

6. Each documentary exhibit to be identified at the hearing and/or offered into evidence shall be paginated for ease of reference.

The failure to comply with the provisions of this Pre-Hearing Order may result in the imposition of sanctions, including the exclusion of witnesses and/or exhibits and the entry of a default judgment.

So Ordered.



JEFFREY TURECK
Administrative Law Judge

SERVICE SHEET

Case Name: **DIAMOND MARK v. SED INTERNATIONAL INC.**

Case Number: **2006SOX00044**

Document Title: **Order Denying Stay and Summary Decision; Notice of Hearing and Pre-Hearing Order**

I hereby certify that a copy of the above-referenced document was sent to the following this 28th day of April, 2006:

Brenda D. Smith
BRENDA D. SMITH
LEGAL ASSISTANT

Directorate of Enforcement Programs
U. S. Department of Labor, OSHA
Room N-3603, FPB
200 Constitution Ave., N.W.
Washington, DC 20210
{Hard Copy - Regular Mail}

Associate Solicitor
Division of Fair Labor Standards
U. S. Department of Labor
Room N-2716, FPB
200 Constitution Ave., N.W.
Washington, DC 20210
{Hard Copy - Regular Mail}

Deputy Director
Division of Enforcement
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
{Hard Copy - Regular Mail}

Cindy Coe Laster
Regional Administrator
U.S. Department of Labor, OSHA
61 Forsyth Street, SW
Atlanta, GA 30303
{Hard Copy - Regular Mail}

Mark Diamond
4320 River Bottom Drive
Norcross, GA 30092
{Hard Copy - Regular Mail}

SED International, Inc.
4916 North Royal Atlanta Drive
Tucker, GA 30085
{Hard Copy - Regular Mail}

Edward M Cherof, Esq.
Jackson Lewis
1900 Marquis One Tower
245 Peachtree Center Avenue, NE
Atlanta, GA 30303-1226
{Hard Copy-Regular Mail and Fax}

Paul Menair, Esq.
Craig M. Frankel, Esq.
Gaslowitz Frankel
4500 Sun Trust Plaza
303 Peachtree Street, NE
Atlanta, GA 30308-3243
(Hard Copy-Regular Mail and Fax)

U.S. Department of Labor

Office of Administrative Law Judges
800 K Street, NW, Suite 400-N
Washington, DC 20001-8002

(202) 693-7300
(202) 693-7365 (FAX)



Issue Date: 11 October 2006

In the Matter of

MARK DIAMOND
Complainant

v.

SED INTERNATIONAL, INC.
Respondent

Case No. 2006-SOX-00044

NOTICE OF HEARING

On October 5, 2006, I conducted a telephone conference with the parties. At that conference, I informed the parties that I was going to deny respondent's motion for summary decision. Previously, the parties had informally agreed that if a hearing was necessary, it would be held the week of October 23rd. But in the time that elapsed while I was considering the motion for summary decision, people's schedules had changed, and some witnesses were no longer available that week. During the conference, the parties tentatively agreed that the following week was available, and this was confirmed subsequent to the conference. Therefore,

NOTICE IS HEREBY GIVEN that the hearing in this case will be held at 9:30 a.m. on Tuesday, October 31, 2006, at the National Labor Relations Board, Region 10, 233 Peachtree Street, NE, Harris Tower – Suite 10000, Atlanta, Georgia.

IT IS ORDERED that if the parties have not yet exchanged witness and exhibit lists, or exchanged exhibits (*see* April 28, 2006 *Pre-Hearing Order*), they shall do so not later than October 18, 2006. Copies of the witness and exhibit lists, but not the exhibits themselves, shall also be provided to me.

JEFFREY TURECK
Administrative Law Judge

U.S. Department of Labor

Office of Administrative Law Judges
800 K Street, NW, Suite 400-N
Washington, DC 20001-8002

(202) 693-7300
(202) 693-7365 (FAX)



Issue Date: 13 October 2006

In the Matter of

MARK DIAMOND
Complainant

v.

SED INTERNATIONAL HOLDINGS, INC.
Respondent

Case No: 2006-SOX-00044

INTERLOCUTORY ORDER DENYING RESPONDENT'S MOTION FOR SUMMARY DECISION

This matter arises out of a complaint of discrimination filed by Mark Diamond ("Complainant") against SED Holdings International, Inc. ("SED" or "Respondent"), pursuant to the employee protection (whistleblower) provisions of Section 806 of the Corporate and Criminal Fraud Accountability Act of 2002, Title VIII of the Sarbanes-Oxley Act of 2002, 18 U.S.C. §1514A, ("the Act" or "Sarbanes-Oxley") and implementing regulations at 29 C.F.R. §1980.[1] The Act prohibits publicly traded companies from discharging or otherwise discriminating against any employee with respect to compensation, terms, conditions, or privileges of employment because the employee provided to the employer, a federal agency, or Congress information relating to alleged violations of 18 U.S.C. §§1341 (mail fraud and swindle), 1343 (fraud by wire, radio, or television), 1344 (bank fraud), 1348 (security fraud), any rule or regulation of the Securities and Exchange Commission ("SEC"), or any provision of federal law relating to fraud against shareholders. The Act, which extends such protection to employees[2] of companies "with a class of securities registered under section 12 of the Securities Exchange Act of 1934 (15 U.S.C. §78*l*) or that is required to file reports under section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. §78o(d)) ["Exchange Act"]," provides the right to bring a civil action to protect against employee retaliation in these fraud cases. 18 U.S.C. §1514A(b). The matter is before me on respondent's motion for summary decision.

---

[1] Congress has also stated that the Act is to be governed by 49 U.S.C. §42121(b), the procedural regulations governing the Wendell H. Ford Aviation Investment and Reform Act for the 21st Century. 18 U.S.C. §1514A(b)(2)(B).

[2] "Employees" include those individuals both currently and formerly working for a company. 29 C.F.R. §1980.101.

Procedural History

On August 24, 2005, complainant filed a complaint with the U.S. Department of Labor, Occupational Safety and Health Administration ("OSHA"), alleging that SED retaliated against him in violation of the Act when it terminated his employment on July 25, 2005 (Letter of Complaint, Aug. 24, 2005). The complaint alleges that in June 2005, complainant engaged in three instances of "protected activity" in response to which SED retaliated against him by constructively discharging him (*id.*). First, complainant alleges that he protested the hiring of a previous employee for the completion of SED's year-end financial filings on the grounds that this previous employee had allegedly broken state and Federal law and the rules of the SEC while in the previous employment of SED (*id.* ¶ 2). Complainant stated that as SED's Chief Executive Officer, he was required to certify the company's financial filings and felt he could not do so because of this previous employee's alleged violations (*id.*). Second, complainant alleges that he was denied access to "one key document" he needed to prepare for an interview in connection with an investigation of a shareholder complaint of corporate misconduct (*id.* ¶ 3). He alleges that the Board of Directors ("Board") took no action to address SED's alleged violation of its own Code of Ethics in failing to provide him with the key document (*id.*). Finally, complainant alleges that, in connection with the investigation into the shareholder complaint, he disclosed "detailed information" that implicated wrongdoing by members of SED's Board (*id.* ¶ 4). Complainant stated that he became aware of the Board's intent to terminate his employment on June 1, 2005 (*id.* ¶ 5). He stated that the Board attempted to "coerce" him to sign a new employment agreement that reduced his salary and the length of the contract (*id.*). After he refused to sign the agreement, complainant stated that the Board terminated him on July 25, 2005 (*id.*).

OSHA conducted an investigation into the complaint, and on December 13, 2006, the Assistant Secretary of Labor for Occupational Safety and Health ("Assistant Secretary"), acting through the OSHA Regional Administrator, issued a written determination finding no reasonable cause to conclude that respondent violated the Act (OSHA Final Investigative Report, Dec. 13, 2005).[3] On January 12, 2006, complainant filed objections and requested a hearing with the Office of the Administrative Law Judges (Letter Appealing OSHA Determination, Jan. 12, 2006). The matter was then docketed in this Office and assigned to me for hearing and decision (Notice of Docketing and Order, Jan. 26. 2006).

On January 25, 2006, I held a conference call with counsel for both parties concerning complainant's request in his letter of appeal to hold the case in abeyance pending a ruling by the SEC on complainant's allegation that SED had improperly deregistered its stock (*See Notice of Docketing and Order*, Jan. 26, 2006). Respondent requested that it be permitted to file a motion for summary dismissal on the issue of whether it was a covered employer under the Act, and the parties were given time to file the motion, response, and reply (*id.*). On April 28, 2006, after another conference call with counsel for both parties, I issued an order denying complainant's motion to stay proceedings during the SEC investigation and denying as premature respondent's motion requesting summary decision (*Order Denying Stay and Summary Decision*, Apr. 28,

[3] OSHA's findings conclude that respondent is not a company with securities registered or having to file reports under the Exchange Act (OSHA Final Investigative Report, Dec. 13, 2005).

Form S-8). The second Form S-8, filed with the SEC on October 2, 2000, registered shares of common stock issued pursuant to SED's 1999 Stock Option Plan ("2000 Form S-8") (Complainant's Exhibit 4-Form S-8). SED's stock is still currently being traded over-the-counter (Deposition of Jean Diamond at 229).[6] Further, the record contains no evidence that SED has filed any "post-effective" amendments with the SEC deregistering all securities on the registration statements then remaining unsold at the time of the amendment's filing or indicating that all securities offerings have been sold (CSB at 7).[7]

Discussion

The issue presented in the motion for summary decision is whether SED is subject to the Act as a company that was required to file reports under section 15(d) of the Exchange Act during fiscal year 2005. If respondent can show that the answer to this question is negative, then it is entitled to summary decision in its favor. Upon consideration of the pleadings, affidavits and other material submitted by the parties, I find that respondent has not met its burden and is, therefore, not entitled to summary decision.

Standard for Summary Decision

The *Rules of Practice and Procedure for Administrative Hearings before the Office of Administrative Law Judges* provide that any party may move for summary decision on all or any part of the proceeding. 29 C.F.R. §18.40(a). An administrative law judge "may enter summary judgment for either party if the pleadings, affidavits, material obtained by discovery or otherwise, or matters officially noticed show that there is no genuine issue as to any material fact and that a party is entitled to summary decision." *Id.* §18.40(d); *see also* Fed. R. Civ. P. 56(c) (upon which. 29 C.F.R. §18.40 is modeled).[8] As the Supreme Court explained in *Celotex Corp. v. Cattret*, summary judgment is mandated against the party who "fails to make a showing sufficient to establish the existence of an element essential to that party's case." 477 U.S. 317, 322 (1986). The party seeking summary judgment bears the initial burden of demonstrating the absence of evidence to support the nonmoving party's case. *Id.* at 323, 325. Once the moving

[6] Over the counter trading, in which a company's stocks are bought and sold not on a national exchange, but directly between buyers and sellers, is overseen by the National Association of Securities Dealers, which regulates the Over the Counter Bulletin Board ("OTCBB"). Under the OTCBB's eligibility rule, a domestic issuer wishing to utilize the OTCBB to display information about its stocks is generally required to file reports under the Exchange Act. *See* OTCBB R. 6530(a); *see also* SEC Release No. 34-33433 (Jan. 5, 1994); 59 Fed. Reg. 1772 (Jan. 12, 1994).

[7] Amendments to a current registration statement which are filed after that registration statement's effective date ("post-effective") are used to update that statement. *See* 17 C.F.R. §§230.462, .464 and .467. Such amendments may be used to indicate that all securities in an offering have been sold or to deregister any unsold securities remaining at the time of the amendment's filing. *See* Form S-8 at 8.

[8] *See Flake v. New World Pasta Co.*, ARB No. 03-126, at 4 (Feb. 25, 2004); *Williams v. Lockheed Martin Corp.*, ARB Nos. 99-54 & 99-064, at 3 (Sept. 29, 2000). Summary judgment is appropriate when the record shows that there is "no genuine issue as to any material fact and that the moving party is entitled to judgment as a matter of law." Fed. R. Civ. P. 56(c).

party has properly supported its motion, the nonmoving party then bears the burden to put forth evidence that a genuine issue of material fact remains for trial. *Id.* at 324.

In evaluating whether a genuine issue of material fact exists, the evidence and factual inferences are to be viewed in the light most favorable to the nonmoving party. *See Matsushita Elec. Indus. Co., Ltd. v. Zenith Radio Corp.*, 475 U.S. 574, 587 (1986); *Stauffer v. Wal-Mart Stores, Inc.*, ARB No. 99-107 (Nov. 30, 1999). The administrative law judge's task is not to weigh evidence or determine the truth of matters asserted, but only to determine whether there exists a genuine issue for trial. *See Anderson v. Liberty Lobby, Inc.*, 477 U.S. 242, 249 (1986), *cited in Stauffer*, ARB No. 99-107, at 6. However, if the non-moving party "fails to make a showing sufficient to establish the existence of an element essential to that party's case, and on which that party will bear the burden of proof at trial," there exists no genuine issue of material fact, and the moving party is entitled to summary judgment. *Celotex*, 477 U.S. at 322-23.

Scope of Protection Under Section 806

By its very terms, Section 806 of the Act applies to:

> compan[ies] with a class of securities registered under section 12 of the Securities Exchange Act of 1934 (15 U.S.C. §78*l*), or that [are] required to file reports under section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. §78o(d)), or any officer, employee, contractor, subcontractor, or agent of such company.

18 U.S.C. §1514A(a). Thus, as a threshold matter, the plain language of the statute mandates that whistleblower jurisdiction is present only when a company registers a class of its securities under §12 or is required to file reports under §15(d) of the Exchange Act. If neither requirement is met, an employee alleging retaliatory discrimination may not take advantage of the protections of Section 806. *See Flake v. New World Pasta Co.*, 2003-SOX-00018, at 6 (ALJ July 7, 2003) ("Congress has unambiguously manifested its intent in the explicit language of section 1514A(a) [Section 806], which establishes the requisites for coverage under the Act.") *aff'd*, ARB No. 03-126 (Feb. 25, 2004). Complainant concedes that SED is not subject to the Act under the first requirement, as SED did not have a "class of securities registered under Section 12 of the [Exchange Act]" at the times relevant to this proceeding (CSB at n.1; RRB at 2-3; AR, Order of Continuance, Jul. 13, 2006).[9] Therefore, the only issue remaining for decision is whether SED is subject to the Act as a company "required to file reports under section 15(d) of the [Exchange Act] (15 U.S.C. §78o(d))."

Section 15(d) of the Exchange Act requires "issuers"[10] to comply with certain reporting requirements by making filings with the SEC; however, these reporting duties are "automatically suspended" when the issuer's securities are held of record by fewer than 300 shareholders:

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[9] Complainant's counsel notes in its supplemental brief that "Mr. Diamond no longer contends that SED had greater than 300 record shareholders as of the filing of its Form 15 on September 30, 2004" (CSB at n.1).

[10] The whistleblower protection provisions do not use the term "issuer." Both Section 806 and the implementing regulations provide protection for employees of publicly traded *companies*.

> [E]ach issuer which shall ... file a *registration statement* which has *become effective* pursuant to the Securities Act of 1933 ["1933 Act"] as amended *shall file* with the [SEC], in accordance with such rules and regulations as the [SEC] may prescribe ... such supplementary and periodic information, documents, and reports as may be required pursuant to section 78m[11] of this title in respect of a security registered pursuant to section 78*l* of this title.... The duty to file under this subsection shall also be *automatically suspended* as to *any fiscal year*, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class to which the registration statement relates are held of record by less than three hundred persons.

15 U.S.C. §78o(d) (emphasis added) (citation omitted). Additionally, pursuant to SEC Rule 12h-3(a), an issuer's "duty under section 15(d) to file reports ... *shall be suspended* [for such class of securities held of record by less than 300 persons] *immediately* upon filing with the [SEC] a certification on Form 15." 17 C.F.R. §240.12h-3(a) (emphasis added). However, under subsection (c) of Rule 12h-3, this automatic suspension is not available for "any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the [1933 Act], or *is required to be updated* pursuant to section 10(a)(3) of the [1933 Act]." *Id.* §240.12h-3(c) (emphasis added).

Both parties agree that SED filed a Form 15 on September 30, 2004 (CSB at 2; RRB at 3; Respondent's Exhibit 11). Both parties also agree that the Form 15 was properly filed with the SEC (RRB at 3; CSB at 3). The Form 15 provided "notice" to the SEC that SED's reporting duty under that section was suspended. *See* 17 C.F.R. §240.15d-6. Thus, the only issue in dispute is whether SED's §15(d) reporting requirements remained in place from September 30, 2004, the date of the filing of the Form 15 certifying that SED had fewer than 300 shareholders of record, until June 30, 2005, the date on which SED's fiscal year 2005 ended, as the result of the operation of Rule 12h-3(c). In other words, from September 30, 2004 to June 30, 2005, was SED a company holding a "class of securities" for which a "registration statement relating to that class" was "required to be updated" under §10(a)(3) of the [1933 Act]?[12]

See 18 U.S.C. §1514A(a); 29 C.F.R. §1980.101 (defining a "company" as "any company with a class of securities registered under section 12 of the [Exchange Act] and any company required to file reports under section 15(d) of the [Exchange Act]").

[11] Section 78m(a) of title 15 of the U.S. Code governs the periodic and other reports to be filed by an issuer of securities registered pursuant to section 78*l* (governing securities registered on a national exchange) and requires that such issuer file with the SEC both: 1) information and documents required to keep information contained in a registration statement "reasonably current" and 2) annual and quarterly reports.

[12] Complainant does not contend that the 1998 and 2000 Forms S-8 became effective in Fiscal Year 2005, only that they were required to be updated (CSB at 7-8).

The Positions of the Parties

Complainant contends that the query should be answered in the affirmative. Complainant argues that SED was under a §15(d) reporting requirement by operation of Rule 12h-3(c) (CSB at 2-3). On September 30, 2004, when SED filed the Form 15, it had on file with the SEC two Form S-8 registration statements, the 1998 Form S-8 and the 2000 Form S-8, for SED's 1997 and 1999 stock option plans respectively (*id.* at 3). Complainant argues that §10(a)(3) of the 1933 Act mandated that SED "update" those S-8 registration statements in fiscal year 2005 (*id.* at 4, 7-8). According to complainant, SED did update the registration statements on September 30, 2004, when it filed the Form 10-K containing the 2004 annual report pursuant to section 13(a) of the Exchange Act. The complainant concludes that as no post-effective amendments indicating that the securities offered by the 1998 and 2000 Form S-8 registration statements have either been sold or that the securities remaining unsold have been deregistered are on file with the SEC, SED had 1933 Act securities that §10(a)(3) required it to update during fiscal year 2005. Complainant concludes that Rule 12h-3(c) was thus applicable. Therefore, SED could not suspend its §15(d) reporting requirements and is subject to the whistleblower provisions of Sarbanes-Oxley through the end of fiscal year 2005.[13]

Respondent contends that the answer to the query is in the negative. Respondent argues that the required updates to the 1998 and 2000 Form S-8 registration statements made on the 10-K annual report did not trigger the operation of Rule 12h-3(c). Respondent argues that the SEC has consistently interpreted Rule 12h-3(c) as inapplicable to a registration statement made on a Form S-8 that became effective in a prior fiscal year, but which is required to be updated under §10(a)(3) of the 1933 Act. Respondent cites several SEC interpretive releases and "no-action" letters in support of this contention. Complainant responds that these "no-action" letters are non-binding and do not carry the "official imprimatur of the SEC itself ... because none exists" (CSB at 8). Alternatively, respondent argues that even if complainant is correct in his legal conclusion that a required update made to a previously effective Form S-8 registration does trigger the application of Rule 12h-3(c), complainant has presented no evidence that SED was subject to §10(a)(3)'s updating requirements. Complainant's response appears to be that such a requirement was mandated by law.

Analysis

The issue in this case is one of first impression, but the analytical approach utilized by the Administrative Review Board ("ARB") and Administrative Law Judge Janice Bullard in the case of *Flake v. New World Pasta Co.* concerning New World Pasta's reporting requirements under §15(d) provides some guidance. In that case, complainant Flake argued that New World Pasta, a company which held no securities registered under §12 of the Exchange Act, was subject to

[13] SED's Fiscal Year 2005 commenced on July 1, 2004 and ended on June 30. Complainant does not dispute that SED's September 30, 2004 filing of the Form 15 was effective to terminate SED's reporting requirements under the Act; he only appears to dispute the effective date (July 1, 2005 rather than September 30, 2004) of such termination (RRB at 3; CSB at 3). Accordingly, claimant does not argue that the Act applied to SED on July 25, 2005, the date of his termination by the Board of Directors.

§15(d)'s reporting requirement when it filed a registration statement under the 1933 Act as a result of its public offering, but did not file the Form 15. *Flake*, 2003-SOX-00018, at 4 (ALJ July 7, 2003). Judge Bullard, interpreting the plain language of §15(d), found that the statute was unambiguous and automatically suspended New World Pasta's reporting duty because its public debt had been held by fewer than 300 persons since its registration and offering of the public debt. *Id.* Judge Bullard rejected claimant's argument that under SEC Rule 12h-3, New World Pasta was required to file §15(d) reports until the filing of the Form 15 requesting the suspension of that duty. *See id.* at 5. In support of her determination, she found the SEC's Manual of Publicly Available Telephone Interpretations and the SEC's Division of Corporate Finance compilation of frequently asked Sarbanes-Oxley questions were both entitled to some deference as informal guidelines produced by an agency with specialized knowledge. *See id.* In affirming Judge Bullard's decision, the ARB concluded that an agency's views, "expressed by notice and comment rulemaking" are controlling authority when a statute authorizes an agency to issue implementing rules and regulations. *Flake*, ARB No. 03-126 at 6.

With this framework in mind, I first turn to the SEC's views, expressed during the promulgation of the current Rule 12h-3. In its 1983 release announcing proposed revisions to the previous version of the rule, the SEC stated:

> The proposed revisions of Rule 12h-3 would ... extend the immediate suspension of the Section 15(d) [Exchange Act] reporting obligation to any class of securities held of ~~record:~~ (i) [b]y less than 300 persons ....
>
> This expansion of the immediate suspension of the reporting obligation under Section 15(d) [of the Exchange Act] is designed to parallel the provisions for the suspension of the reporting requirement for issuers whose securities are registered under Section 12(g) of the Exchange Act. The Commission believes that given the identical nature of the issuer periodic reporting obligations under Section 12(g) and Section 15(d), such obligations should be subject to comparable standards for suspension ....
>
> There would be one *principal difference* in the suspension proposed to be provided in revised [now adopted] Rule 12h-3 .... The suspension provided under proposed Rule 12h-3 *would not be available* with respect to any fiscal year in which a registration statement under the Securities Act became effective or is *required to be updated pursuant to Section 10(a)(3) of the [1933] Act.*

Proposed Suspension of Periodic Reporting Obligation, Exchange Act Release No. 34-20263, 48 Fed. Reg. 48,245, 48,245-46 (Oct. 18, 1983) (emphasis added). The release explained that eligibility for the §15(d) suspension under the rule would be contingent upon the issuer filing a Form 15 and being current in the filing of its periodic reports required by §13(a) of the Exchange Act. *Id.* at 48,246. The release also explained that the rule would not be available to an issuer with respect to any fiscal year in which a registration statement was required to be updated under

§10(a)(3) of the 1933 Act. *Id.*[14] The SEC then allowed time for public comment, and on March 30, 1984, after receiving comment letters, adopted the rule as proposed with two slight modifications. Suspension of Periodic Reporting Obligation, Exchange Act Release No. 34-20784, 49 Fed. Reg. 12,688 (Mar. 30, 1984) (codified at 17 C.F.R. § 240.12h-3). The modification of relevance to this case concerns the language of Rule 12h-3(c)'s exception, which the SEC modified to apply only to a "registration statement relating to the class of securities for which suspension is sought." *Id.*

As discussed, the parties agree that SED filed the Form 15, allowing it to meet the first condition for suspension of reporting requirements under the rule. Further the parties do not contest that SED was current in its §13(a) Exchange Act filings. Accordingly, but for the application of Rule 12h-3(c), SED would not be required to file reports under §15(d) of the Exchange Act, and thus would not be a covered employer under Sarbanes-Oxley.

The text of Rule 12h-3(c) provides that automatic suspension of an issuer's duty to file reports under §15(d) of the Exchange Act "shall *not* be available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the [1933 Act], or is required to be updated pursuant to section 10(a)(3) of the [1933] Act ...." 17 C.F.R. §240.12h-3(c) (emphasis added). A plain reading of this rule, taken together with views expressed by the SEC in its releases accompanying the proposed and adopted rule, indicate that the SEC "meant what it said" when it stated that immediate suspension of reporting requirements was not effective if §10(a)(3) reporting requirements remained. "An agency's views expressed by notice and comment rulemaking are controlling when, as here, the statute expressly authorizes the agency to issue implementing rules and regulations." *Flake*, ARB No.03-126, at 6 (citing *United States v. Mead Corp.*, 533 U.S. 218, 227-29, 231 (2001)).

In determining when §10(a)(3) of the 1933 Act requires a company to update its registration statements, I first turn to its text, which provides that "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than sixteen months prior to such use." 15 U.S.C. §77j(a)(3). The statute's implementing regulations provide that when securities are offered on a Form S-8 registration statement,[15] that registration statement, "taken together" with the annual report that is incorporated into the registration statement by reference, constitutes a prospectus for purposes of §10(a) of the 1933 Act. *See* 17 C.F.R. § 230.428(a)(1)(iii). Instructions on the Form S-8 provide further that subsequent documents filed pursuant to §13(a) of the Exchange Act (such as annual reports on Forms 10-K) are to be incorporated by reference in the registration statement, which "shall be updated" by the filing of Exchange Act reports prior to

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[14] In an explanatory footnote, the SEC posed the example of a company with an effective registration statement in year one whose securities are held by less than 300 holders of record at the beginning of year 2. Such a company could effect a suspension at the beginning of year 2 for all reports due following the date of suspension, except for the Form 10-K relating to year one. 48 Fed. Reg. at 48,246.

[15] Where securities are to be offered to employees pursuant to employee benefit plans, the regulations provide that the Form S-8 may be used for registration of those securities under the 1933 Act. *See* 17 C.F.R. §239.16(b).

the filing of any post-effective amendments indicating to the SEC that all of the securities offered in the registration statement have been sold or which deregisters any remaining unsold securities. *See*, 55 Fed. Reg. 23,909, 23,926 & 23,928 (June 13, 1990); Form S-8 at 5.[16]

As the facts indicate, as of the filing of the Form 10-K annual report on September 30, 2004, SED still had on file with the SEC the 1998 and 2000 Form S-8 registration statements (which became effective prior to fiscal year 2005) for the 1997 and 1999 stock option plans, under which 842,441 shares of common stock were reserved for "outstanding and future incentive and nonqualified stock option grants" as well as stock awards for certain key persons. (Respondent's Exhibit 5 – Form 10-K at 36). The record does not contain any evidence that post-effective amendments were filed with the SEC either to deregister the securities offered in the 1998 and 2000 Forms S-8 which remained unsold or to indicate that they had been sold. Thus, in filing the 2004 Form 10-K annual report, SED updated, through incorporation by reference, the "evergreen"[17] 1998 and 2000 registration statements contained on the Forms S-8.

Respondent concedes in its brief that even if an "automatic" update occurred during fiscal year 2005 with the filing of the annual report on Form 10-K, Rule 12h-3(c) would not be triggered by such automatic updates. Respondent cites several SEC "no-action" letters in support of this proposition (RRB at 8). Since the early 1960s, staff counsel at the SEC have issued "no-action" letters in response to specific requests from companies and the public seeking advice about the applicability of securities laws to particular transactions or situations. *See* Donna M. Nagy, *Judicial Reliance on Regulatory Interpretations in SEC No-Action Letters: Current Problems and a Proposed Framework*, 83 Cornell L. Rev. 921, 936-37 (May 1998).[18] According to the SEC, a "no-action letter is one in which an authorized staff official indicates that the staff will not recommend enforcement action to the [SEC] if the proposed transaction described in the incoming correspondence is consummated." Procedures Utilized by the Division of Corporate Finance for Rendering Informal Advice, Securities Act Release No. 6253, 45 Fed. Reg. 72,644 n.2 (Nov. 3, 1980). In addition to issuing "no-action" letters on enforcement issues, the staff also issues "interpretive" letters, which "provide[] an interpretation of a specific statute, rule or regulation in the context of an actual fact situation." *Id.* While "no-action" and interpretive letters are "unofficial" and "informal" in the sense that the SEC does not view the pronouncements contained in the letters as "formal" agency action, they have "assumed a considerable degree of importance to market participants and their counsel in planning transactions and conducting business." Nagy, 83 Cornell L. Rev. at 924.[19] I therefore accord these letters some weight as authority to guide my interpretation of the applicability of Rule 12h-3(c).

Within nine months of its adoption of the current version of Rule 12h-3, the SEC, through a letter issued by the Assistant Chief Counsel in its Division of Corporate Finance,

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[16] *See also* Employee Benefit Plans, SEC Release No. 33-6281 (Jan. 15, 1981). Under this method, an issuer may "update" securities in original prospectus by "incorporation by reference," allowing the original prospectus to remain "evergreen" year after year.

[17] *See* note 16 *supra*.

[18] "Opinions of counsel," the precursor to the current "no-action" letters have been issued by the SEC as early as 1936. *See* Nagy, 83 Cornell L. Rev. at 936 & n.57.

[19] Such letters are particularly important in those instances where there is little authoritative case law on a particular securities issue. *See id.* at 924.

responded to an inquiry from C. Michael Harrington requesting interpretive advice respecting Rule 12h-3. *See* Letter to C. Michael Harrington, 1985 WL 51930 (Dec. 5, 1984). Mr. Harrington asked the SEC to confirm that Rule 12h-3(c) "is not intended to apply to a registration statement on Form S-8 which became effective in prior fiscal years but which is required to be updated pursuant to Section 10(a)(3) of the 1933 Act" in the situation where "all of the ... registered shares of a[n] [Exchange Act] reporting company having an evergreen S-8 registration statement outstanding are acquired by another reporting company." *Id.* at *2. According to Mr. Harrington, a "literal" reading of Rule 12h-3(c) was inconsistent with the purposes stated in the SEC releases proposing and adopting the changes to the rule. *See id.* Division of Corporate Finance Assistant Chief Counsel William E. Toomey responded that it was the Division's view that "[b]ased on the facts presented [in the letter] ..., paragraph (c) of Rule 12b-3 [sic, 12h-3] is not intended to apply to a registration statement on Form S-8 which became effective in a prior fiscal year, but which is required to be updated pursuant to Section 10(a)(3) of the 1933 Act." *Id.* at *1.

Respondent relies heavily on this letter in its brief for support for the contention that Rule 12h-3(c) is inapplicable to SED (RRB at 6-7). Complainant argues that "no-action" letters are non-binding and express only the views of the staff counsel in the Division of Corporate Finance and not the SEC (CSB at 8-10). However, both parties' arguments miss the mark.

The SEC's own procedural rules for the rendering of these letters provide that "any statement by the director, ...[or] chief counsel ... of a division can be relied upon as representing the views of that division." 17 C.F.R. §202.1(d). Additionally, statements signed by the chief counsel's staff may be regarded as a statement by the chief counsel. *See* Nagy, 83 Cornell L. Rev. at 941 & n.91. Consistent with this approach, I note that the response to the Harrington letter was signed by William E. Toomey, *Assistant Chief Counsel* in the Division of Corporate Finance. Letter to C. Michael Harrington, 1985 WL 51930 at *1. Therefore, his statements may be relied upon as representing the view of the Division of Corporate Finance.

However, that the letter may be relied upon as representing the view of the Division does not obviate the context in which Assistant Chief Counsel Toomey's response is framed. Toomey's response states that "[b]ased on the *facts presented*" the Division did not view Rule 12h-3(c) as applicable to a registration statement that became effective in a prior year but was required to be updated under §10(a)(3) of the 1933 Act. Letter to C. Michael Harrington, 1985 WL 51930 at *1 (emphasis added). The factual scenario presented in Harrington's letter involved an *acquisition* by one company of the outstanding shares of another company with "evergreen" registration statements containing outstanding securities. In such a situation, the *acquiring* company would then hold all of the *acquired* company's securities, leaving the *acquired* company with no shares outstanding. Mr. Harrington proffered that, in this scenario, requiring the *acquired* company to file reports under §13(a) of the Exchange Act to satisfy its updating responsibilities under §10(a)(3) of the 1933 Act would result in a situation that was inconsistent with the stated purposes of Rule 12h-3 that were announced by the SEC as part of its notice and comment rulemaking. *See* Proposed Suspension of Periodic Reporting Obligation, *supra*, 48 Fed. Reg. at 48,246-47; Suspension of Periodic Reporting Obligation, 49 Fed. Reg. at 12,689. Thus, while the Harrington letter would certainly be persuasive authority in instances similar to that

described in the letter, it is not helpful in this case since SED has shares from two stock option plans outstanding.

Respondent contends further that since the issuance of the Harrington letter, the SEC has "repeatedly" confirmed, through its responses to letters requesting "no-action" relief, that Rule 12h-3(c) is not triggered by a company's updates, made through the filing of Form 10-K annual reports pursuant to §13(a) of the Exchange Act, to a previously effective registration statement on a Form S-8 (RRB at 7). Respondent argues that to conclude that Rule 12h-3(c) is triggered in such circumstances would amount to a conclusion that that the SEC's "long-held" interpretation of its own rule was incorrect and has been so for over twenty years (RRB at 8). I disagree with respondent's conclusion.

Respondent is correct that that staff counsel in the SEC's Division of Corporate Finance have consistently chosen not to recommend enforcement action in situations where an issuer had filed registration statements on Forms S-8 that §10(a)(3) of the 1933 Act required it to update. *See e.g., Friedman, Billings, Ramsey Group, Inc.*, SEC No-Action Letter, 2003 WL 1618127 (Mar. 25, 2003); *ConocoPhillips*, SEC No-Action Letter, 2002 WL 1998010 (Aug. 23, 2002); *Exxon Mobil*, SEC No-Action Letter, 2000 WL 155597 (Feb. 7, 2000). Respondent refers to these letters as examples of situations in which the Division of Corporate Finance granted "no-action" relief from the application of Rule 12h-3(c). However, respondent does not acknowledge the different factual circumstances presented in the instances where no-action letters were issued. In each situation, counsel for the companies requesting no-action relief represented to the Division that the companies were either anticipating or were involved in mergers. Relief from Rule 12h-3(c) was sought on account of the fact that the outstanding securities were being held or purchased by the newly formed post-merger company; Division staff attorneys conditioned their responses on these representations. *See Ramsey Group, Inc., supra*, *ConocoPhillips, supra*, *Exxon Mobil, supra*. In such situations, the rationale for the company whose securities were no longer outstanding to continue in its reporting under §15(d) of the Exchange Act would cease.[20]

Similarly, no-action relief from the application of Rule 12h-3(c)'s updating requirement has been granted when the party requesting such relief had no outstanding securities covered by previously effective registration statements. *See e.g., Unocal Corp.*, SEC No-Action Letter (Oct. 21, 2005); *Galey & Lord, Inc.*, SEC No-Action Letter (May 10, 2004); *NYNEX Corp.*, SEC No-Action Letter (July 2, 1997). In other instances, following a merger in which an acquired party with Form S-8 registration statements became a wholly-owned subsidiary of another company and had no public securities outstanding, no-action relief from Rule 12h-3(c) has been granted. *See Medialive Int'l, Inc.*, SEC No-Action Letter (Aug. 13, 2003) (listing letters). However, the factual scenarios discussed in these letters do not mirror the situation in the instant case. There is no indication that SED has filed any post-effective amendments to the 1998 and 2000 Form S-8 registration statements either deregistering the securities contained therein or certifying that it had no securities outstanding. Nor is there any indication that SED has sought relief from

[20] Periodic reporting under §15(d) of the Exchange Act ensures not only that current information is available to purchasers of an issuer's securities but to members of the public in those situations where §13 of the Exchange Act would not otherwise apply. *See* Exchange Act Release No. 34-20263 (Oct. 5, 1983).

updating requirements as a result of its acquisition by or merger with another company. As such, I conclude that respondent is incorrect that the "no-action" relief granted in the letters it cites is applicable to this case.

What the SEC's "no-action" letters do evidence is an understanding among various companies required to file periodic reports under the Exchange Act that, in the absence of "no-action" relief from the Division of Finance, Rule 12h-3(c) *would* apply to require continued §15(d) filings as result of that company's "normal" update to its S-8 registration statements through the filing of the Exchange Act reports such as the Form 10-K. The analysis presented in the ConocoPhillips incoming letter is on point:

> We recognize that the use of Rule 12h-3 for the suspension of reporting obligations under Section 15(d) of the [1933 Act] is limited by Rule 12h-3(c). Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the [1933 Act] or is updated for purposes of Section 10(a)(3) of the [1933 Act]. Each of Conoco and Phillips have filed registration statements on Form S-8 relating to employee benefit plans which became effective prior to fiscal year 2002, but which have been *automatically updated* in fiscal year 2002 for *purposes of* Section 10(a)(3) through Phillips' and Conoco's respective Exchange Act filings .... In each case, the registration statements have been *automatically updated* in fiscal year 2002 for purposes of Section 10(a)(3) through Phillips' and Conoco's respective Exchange Act filings. As a result, Rule 12h-3(c) may prevent Conoco and Phillips from suspending their respective duty to file periodic reports under Section 15(d) since these registration statements *have been updated* in fiscal year 2002 for purposes of Section 10(a)(3) of the [1933 Act].

ConocoPhillips, supra at *10 (emphasis added). When SED filed its annual report on Form 10-K in Fiscal Year 2005, such filing effected an automatic update (through incorporation by reference) of the registration statements contained in the 1998 and 2000 Form S-8s for purposes of section 10(a)(3) of the 1933 Act. Both prospectuses are currently being used to offer securities in the form of stock option plans. The record indicates no evidence of the filing of post-effective amendments indicating the sale or deregistration of these securities. Further, as SED was not engaged in a merger or the subject of an acquisition, the concerns articulated in the "no-action" letters upon which its argument relies are not relevant. Rule 12h-3(c) was thus applicable to SED in Fiscal Year 2005.

For all of the foregoing reasons, I find that SED International Holdings, Inc. was required to file reports under § 15(d) of the Exchange Act. Therefore, there is jurisdiction for complainant's complaint under §806 of the Sarbanes-Oxley Act, and the motion for summary decision is **denied**.



JEFFREY TURECK

SERVICE SHEET

Case Name: DIAMOND_MARK_v_SED_INTERNATIONAL_IN_

Case Number: **2006SOX00044**

Document Title: **Interlocutory Order Denying Respondent's Motion For Summary Decision**

I hereby certify that a copy of the above-referenced document was sent to the following this 13th day of October, 2006:

Brenda D. Smith

BRENDA D. SMITH
LEGAL ASSISTANT

Directorate of Enforcement Programs
U. S. Department of Labor, OSHA
Room N-3603, FPB
200 Constitution Ave., N.W.
Washington, DC 20210
{Hard Copy - Regular Mail}

Associate Solicitor
Division of Fair Labor Standards
U. S. Department of Labor
Room N-2716, FPB
200 Constitution Ave., N.W.
Washington, DC 20210
{Hard Copy - Regular Mail}

Craig M Frankel, Esq.
Gaslowitz Frankel
Atlanta, GA 30308-3243
{Hard Copy-Regular Mail and Fax}

Deputy Director
Division of Enforcement
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
{Hard Copy - Regular Mail}

Cindy Coe Laster
Regional Administrator
U.S. Department of Labor, OSHA
61 Forsyth Street, SW
Atlanta, GA 30303
{Hard Copy - Regular Mail}

Mark Diamond
4320 River Bottom Drive
Norcross, GA 30092
{Hard Copy - Regular Mail}

SED International, Inc.
4916 North Royal Atlanta Drive
Tucker, GA 30085
{Hard Copy - Regular Mail}

L Dale Owens, Esq.
Edward M. Cherof, Esq.
Jackson Lewis
1900 Marquis One Tower
245 Peachtree Center Avenue, NE
Atlanta, GA 30303-1226
{Hard Copy-Regular and Certifie}

EXHIBIT D

SED Corporate Attorney Deregistration Memos

jackson | lewis
Attorneys at Law

Jackson Lewis LLP
1900 Marquis One Tower
245 Peachtree Center Avenue, NE
Atlanta, Georgia 30303-1226
Tel 404 525-8200
Fax 404 525-1173
www.jacksonlewis.com

ATLANTA, GA
BOSTON, MA
CHICAGO, IL
DALLAS, TX
GREENVILLE, SC
HARTFORD, CT
LONG ISLAND, NY
LOS ANGELES, CA
MIAMI, FL
MINNEAPOLIS, MN
MORRISTOWN, NJ
NEW YORK, NY
ORLANDO, FL
PITTSBURGH, PA
RALEIGH-DURHAM, NC
SACRAMENTO, CA
SAN FRANCISCO, CA
SEATTLE, WA
STAMFORD, CT
WASHINGTON, DC REGION
WHITE PLAINS, NY

L. Dale Owens
Direct Dial: 404-586-1838
Email Address: owensd@jacksonlewis.com

June 16, 2006

VIA FACSIMILE AND FIRST CLASS MAIL

Judge Jeffrey Tureck
U.S. Department of Labor
Administrative Law Judge
Office of Administrative Law Judges
800 K Street, NW, Suite 400-N
Washington, DC 20001-8002

Re: Mark Diamond v. SED International, Inc.
Case No: 2006-SOX-00044

Dear Judge Tureck:

Enclosed please find an original and two copies of the May 27, 2004 memorandum prepared by Elliott Cohen and the May 13, 2004 memorandum prepared by Scott Withrow and Kate Lauinger as requested earlier today. We are completing a privilege log and will provide the same to opposing counsel next week. We also anticipate filing a Motion to Compel Production of Documents and responses to interrogatories in connection with Plaintiff's insufficient discovery responses early next week.

Please let us know if you have any questions.

Very truly yours,

JACKSON LEWIS LLP



L. Dale Owens

LDO:kws
Enclosures

cc: Craig M. Frankel, Esq.
Robert Marcovitch
Paul Menair, Esq.
Edward M. Cherof, Esq.
Angelo Spinola, Esq.

MEMORANDUM

TO: **Board of Directors of SED International Holdings, Inc. ("SED")**

FROM: **Scott Withrow and Kate Lauinger, Withrow, McQuade & Olsen, LLP**

RE: **Securities and Exchange Commission Deregistration Procedures**

DATE: **May 13, 2004**

Current Securities and Exchange Commission ("SEC") rules and regulations permit a publicly traded company to deregister a class of its equity securities that is registered under Section 12(g) of the Securities and Exchange Act of 1934 (as amended, the "Exchange Act") when either:

- the number of "holders of record" of the registered class of securities is less than 300; or
- the number of record holders of the registered class of securities is less than 500 and the company's total assets have not exceeded $10 million on the last day of each of the company's three most recent fiscal years.

Under SEC Rule 12g5-1, the "holders of record" of a class of securities include only those shareholders listed on the company's corporate records who have been issued a stock certificate. As of April 15, 2004, SED's certified shareholder list showed 5,585,303 shares issued to 193 accounts or "holders of record," with 3,510,339 shares of the total issued shares held by Cede & Co in "street name" for the benefit of other individual shareholders. We believe that roughly 3,000 shareholders are holding company shares in street name.

On July 2, 2003, Petition 4-483 was filed with the SEC asking for a change in Rule 12g5-1 because companies with large numbers of shareholders holding in street name were allegedly circumventing the intent of the securities laws and regulations by deregistering. While the SEC has received a number of comments supporting Petition 4-483, the SEC has taken no action to amend Rule 12g5-1 to date.

Legal Risks and Business Considerations

There are legal risks and business considerations which the board of directors should evaluate before resolving to return the company to private status. The greatest risk is that the act of deregistration could spur shareholder litigation against the company and the directors asserting claims focusing on the deregistration and other issues (such as executive compensation and the life insurance settlement). We believe the directors may exercise their business judgment on deregistration and other issues while conforming to the constraints imposed upon them as fiduciaries under Georgia law. Nevertheless, plaintiffs may still commence litigation which would drain company finances and divert the attention of key employees and directors.

Business considerations the board should weigh include the effect that deregistration may have on stock options acquired by employees pursuant to company stock option plans registered with the SEC,[1] obligations the company may have under credit agreements with lenders to continue filing reports with the SEC, and the loss of the benefits that accompany public status[2] which deregistration will occasion.

Another concern is that a large number of beneficial shareholders could request their brokers to reissue their shares in their individual names rather than in street name. Rule 12h-3(d) requires the company to register and comply with SEC reporting requirements when any class of securities is held of record by 300 or more persons on the first day of any subsequent fiscal year.

While the short term savings in compliance costs are significant (estimated at $500,000 annually), the directors should also consider the longer term business goals of the company as a private company. How will the company enhance shareholder equity without a public market for company stock? Will the family consolidate ownership and offer to buyout the many beneficial owners holding in street name? How can stock transactions be financed? Will employee recruitment and retention be adversely affected by the elimination of a public market for company stock?

Deregistration Procedures

If, after weighing the legal risks and business considerations relating to going private, a company's board determines that it is in the best interests of its shareholders to return the company to private status, assuming the company continues to have fewer than 300 shareholders of record, the company may deregister its securities by filing a certification on Form 15, a copy of which is attached hereto.

Immediately upon the filing of the Form 15, the company's duty to file reports with the SEC will be suspended.[3] However, the SEC may deny the termination of registration if it finds that the facts do not support the certification. If the SEC does so, the company must file with the SEC, within 60 days of the denial, all reports that would have been required to be filed had the certification on Form 15 not been filed. The termination of the registration of the securities and the reporting obligations accompanying such registration will become effective, if not denied by the SEC, not later than 90 days after the filing of the Form 15.

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[1] If a company deregisters its stock, employees who exercise options will no longer receive freely tradable shares but instead will receive "restricted shares." Moreover, since the issuance will no longer be registered, the company will need to find an exemption for the issuance of the stock and there will not be an exemption available if there are too many employees. In such a case, a company may have to register stock again in order to be able to comply with its obligation to issue stock under the stock option plan.

[2] Being public permits a company to attract capital more easily, provides investors and employees liquidity, and provides an enhanced structure, perceived stability and competitive position.

[3] There is one exception: Company insiders must continue to file Forms 3, 4 and 5 until the termination of the registration becomes effective.

MemoBarbara: Please see that this gets distributed to the Board members. By copy of this email, I'm sending the memo to Scott Withrow.
Thanks. Elliott

Cohen Pollock Merlin Axelrod & Small, P.C.
Memorandum
To: SED BOARD OF DIRECTORS
CC: Scott Withrow
From: EC
Date: May 27, 2004
Re: Deregistration of SED Stock

ATTORNEY-CLIENT PRIVILEGED

By a telephonic Board of Directors meeting this morning, the SED Board unanimously decided to deregister the SED stock as of the filing of its next Form 10-K provided the delisting is feasible.

300 shareholders of record is the test for registration. Although SED currently has approximately 3,000 beneficial owners, Scott Withrow advised that SED currently has only 193 holders of record—107 holders below the threshold. (Mention was also made that a 10-for-1 reverse split would further reduce holders of record by approximately 49; as suggested by Scott, discussion of a reverse split should be postponed pending actions taken after the deregistration..)

Feasibility will be determined by counsel's reviewing the current Fleet agreement to make certain deregistration is permissible, obtaining from Steve Hudson an opinion that his pending SEC matter will not be adversely impacted by the decision to deregister, and confirming with Gus Small that deregistration will be immaterial to the contemplated litigation. In addition, cost savings resulting from the deregistration will be estimated and, in all probability, communications will be had with Fleet discussing the contemplated action and expected cost savings, the object being to obtain Fleet's acceptance of the deregistration.

Assuming the feasibility tests are met, deregistration will be effected.

1. Because the 10-Ks filed to date indicate only that SED has approximately 3,000 beneficial interests, Scott felt it was important that the next Form 10-K (which must be filed by September 30, 2004) clearly indicate the number of shareholders of record. Since the SEC has 90 days from the date of filing a notification of deregulation (which is made on Form 15) to challenge the deregistration, setting forth the number of shareholders of record will clarify for the SEC SED's eligibility for the election and preclude a challenge from the SEC to the filing on the grounds that the number of SED's shareholders of record is not clear.

2. It was determined that the Form 15 will be filed concurrently with the Form 10-K on or before September 30, 2004. While deregistration is effective upon the filing of the Form 15, nevertheless, during the subsequent 90-day period, SED stock will remain tradeable. As of January 1,

2005, the deregistration will become final and the trading of SED stock will cease.

Two major items of cost savings from the deregistration were discussed: (1) the ability to terminate the Sarbanes-Oxley internal disclosure due diligence (which is only required of registered companies and, even then, does not need to be finalized until SED's fiscal year ending June 30, 2006); and (2) the ability to terminate Ernst & Young as SED's auditor for its 2004-5 fiscal year (which ends June 30, 2005) and replacing it with a smaller CPA firm. Despite the termination, however, the Board agreed to employ Ernst & Young to do its quarterly audit for the first quarter of the 2004-5 fiscal year (ie, the quarter ending September 30, 2004) even though the Fleet agreement requires only annual certified audits.

It was made clear that, although deregistration will free SED from meeting the requirements of the SEC for registered companies, SED will nevertheless remain subject to all state corporate law requirements and continue to owe the same fiduciary duties to its shareholders.

EC

EXHIBIT E

Philips v KXD Technology Ruling Information

Final Judgment Upon Consent With Respect to Defendant SED International Inc.

Keats, McFarland & Wilson LLP are the Attorneys of Record in the Koninklijke Philips Electronics N.V. v. SED International, Inc. Case. Please see attached front page at the end of this exhibit.

Jeffrey K. Joyner

Keats, McFarland & Wilson LLP

Recent Legal Victories

Koninklijke Philips Electronics N.V. v. KXD Technology, Inc., et al.
Case No. CV 05-1532 RLH (GWF) (D. Nev. 2007)

On behalf of Koninklijke Philips Electronics N.V. (Royal Philips Electronics), we filed a lawsuit against 24 U. S. and China companies and individuals for trademark infringement based on their manufacture, advertising, distribution and sale of DVD recorders bearing infringements of Philips' registered DVD+Rewritable & Design trademark. On behalf of Philips, we successfully obtained a seizure order from the federal court for the seizure of all infringing product and any related documents at the Consumer Electronics Show in Las Vegas and a warehouse in California. The United States Marshals Service and local law enforcement officers seized thousands of pieces of infringing product and nearly one million pages of electronic and physical documents. Through our research and investigation efforts, we discovered the existence of a complex web of subsidiaries and affiliates, each with significant ties to the production and distribution of counterfeit products. Based on our decades of experience in intellectual property litigation, we sought and obtained significant orders from the Court that assisted Philips in the enforcement of its intellectual property rights and recovery of damages:

- Contempt Sanctions and Fees Over $2.6 Million Awarded Against KXD

The Court awarded Philips over $2.6 million, and ordered the defendants to post a $2,000,000 bond and submit to audits in China and the United States. The order allowed Philips to conduct unannounced inspections of the defendants' facilities and factories.

- Assignment of KXD's Accounts Receivables to Philips

We were successful in obtaining unique relief in the way of the Court ordering that the defendants' account debtors such as Target pay Philips, instead of KXD, to satisfy the sanctions.

- Repatriation of All Funds Transferred by KXD Overseas During the Lawsuit

To assist Philips in recovering the contempt sanctions, the Court ordered the defendants to repatriate millions of dollars they had transferred out of the United States and to deposit those funds into a bank within the Central District of California.

- Freezing KXD's Assets

The Court granted Philips' request to freeze all of the defendants' assets, including all real property and bank accounts.

- Impoundment of KXD's Inventory

Local law enforcement, with our assistance, were permitted to search for, record and impound the defendants' entire inventory which was valued at over $10,000,000.

- Certification of Contempt Sanctions for Enforcement in All Jurisdictions

The Court granted Philips' request to certify and register for execution the order for civil contempt sanctions for enforcement in all U.S. jurisdictions.

U.S. Philips Corporation v. KXD Technology, Inc., et al.

Case No. CV 05-8953 ER (PLAx) (C.D. Cal. 2007)

Swinging a heavy hammer, a federal judge has stricken answers filed by numerous companies accused of patent infringement and entered default judgments against the defendants based on "a pattern of utter disregard for the rules of procedure and discovery." (Central District Almanac, Volume XVII, No.09 August 6, 2007.)

On behalf of U.S. Philips Corporation, we filed a lawsuit against the defendants for patent infringement based on their unauthorized sale and distribution of DVD players incorporating Philips' patented technology. We were successful in Philips avoiding a costly trial by obtaining an order from the Court striking the defendants' answer resulting in their liability for their infringing conduct. In anticipation of a favorable monetary judgment for Philips, we successfully obtained a Court order requiring the defendants to post an unprecedented $80 million prejudgment bond and freezing all of the defendants' assets. As a result of our efforts, Philips obtained the following significant orders from the Court that assisted Philips in the enforcement of its intellectual property rights and preservation of assets to satisfy damages:

- $80 Million Bond

The Court ordered defendants to post an $80 million prejudgment bond to secure the payment of a judgment award.

- Freezing of KXD's Assets

The Court granted Philips' request to freeze all of the defendants' assets, including any real property and bank accounts located in the United States.

- <u>Striking of KXD's Answers and Counterclaims</u>

In weighing the evidence and behavior of the parties, the Court granted Philips' request to strike the defendants' answers and enter default.

- <u>Evidentiary Sanctions</u>

The magistrate judge recommended the imposition of severe evidentiary sanctions against the defendants, precluding them from introducing any evidence at trial related to their defenses of non-infringement or any evidence to contradict Philips' damages expert.

Keats McFarland & Wilson LLP

9720 Wilshire Boulevard Penthouse Suite Beverly Hills California 90212

T. 310.777.3725 F. 310.860.0363 http://www.kmwlaw.com jjoyner@kmwlaw.com

Anthony M. Keats (CA Bar No. 123672)
e-mail: akeats@kmwlaw.com
Jeffrey K. Joyner (CA Bar No. 180485)
e-mail: jjoyner@kmwlaw.com
David K. Caplan (CA Bar No. 181174)
e-mail: dcaplan@kmwlaw.com
Konrad K. Gatien (CA Bar No. 221770)
e-mail: kgatien@kmwlaw.com
KEATS McFARLAND & WILSON LLP
9720 Wilshire Boulevard
Penthouse Suite
Beverly Hills, California 90212
Telephone: (310) 248-3830
Facsimile: (310) 860-0363

Attorneys for Plaintiff
Koninklijke Philips Electronics, N.V.

ORIGINAL

Send Enter JS-6

FILED
CLERK, U.S. DISTRICT COURT
NOV 29 2006
CENTRAL DISTRICT OF CALIFORNIA
BY DEPUTY

LODGED
2006 NOV -7 PM 2:18

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

WESTERN DIVISION

KONINKLIJKE PHILIPS ELECTRONICS N.V., a Netherlands Corporation,

Plaintiff,

v.

SED INTERNATIONAL, INC., a Georgia corporation; and JOHN DOES 1 through 10,

Defendants.

Case No.: CV: 06-1663 GPS (CWx)

FINAL JUDGMENT UPON CONSENT WITH RESPECT TO DEFENDANT SED INTERNATIONAL, INC.

THIS CONSTITUTES NOTICE OF ENTRY AS REQUIRED BY FRCP, RULE 77(d).

ENTERED - WESTERN DIVISION
CLERK, U.S. DISTRICT COURT
NOV 14 2006
CENTRAL DISTRICT OF CALIFORNIA
BY DEPUTY

28

EXHIBIT F

Excerpts from Jean Diamond's Will/Trust Document

IN THE PROBATE COURT OF FULTON COUNTY

STATE OF GEORGIA

IN RE:

THE ESTATE OF
GERALD DIAMOND

ESTATE NO. 192141

AFFIDAVIT OF JEAN ALICE DIAMOND

STATE OF GEORGIA

COUNTY OF FULTON

Personally appeared before me, the undersigned officer duly authorized to administer oaths, Jean Alice Diamond, who, after first being duly sworn, testifies as follows:

1.

My name is Jean Alice Diamond. I am over the age of eighteen years, and I am otherwise competent to provide the testimony given herein. This affidavit is based on my own personal knowledge and is submitted in connection with and for use in the above-captioned case for all purposes permitted by law.

9.

[redacted]

10.

[redacted]

11.

True and correct copies of my Last Will & Testament and the Jean A. Diamond Revocable Trust, both of which I executed on April 27, 2007, are attached hereto as Exhibits "E" and "F."

FURTHER AFFIANT SAYETH NOT.

Dated this 5 day of June, 2007.

Jean Alice Diamond, individually and as the personal representative of the Estate of Gerald Diamond

Sworn to and subscribed before me this 5 day of June, 2007.

Notary Public


BARBARA GAY
NOTARY
PUBLIC
GWINNETT COUNTY, GA

which is or are then described in IRC Sections 170(c), 2055(a) and 2522(a). If both [redacted] are not then living then this distribution shall lapse.

4. The sum of One Million Dollars ($1,000,000) to each of those who are then living of [redacted], outright and free of trust.

5. The balance of the remaining trust property shall be distributed as follows:

a. Fifty percent (50%) of such property shall be distributed to my brother-in-law, [redacted], if he is then living.

b. Twenty-Five percent (25%) of such property shall be distributed equally between my friends, MELVYN COHEN and RENEE COHEN, if both of them are then living, or entirely to the survivor of them if only one of them is then living, and if neither of them are then living, then such property shall be distributed among their then living lineal descendants, per stirpes, if any, and if none, then such property shall be distributed as provided in subparagraph c. below.

c. The remainder of such property shall be divided into three (3) separate and equal shares which shall be distributed as follows:

i. One (1) such share shall be distributed to [redacted] in Dunwoody, Georgia, as an unrestricted gift.

ii. One (1) such share shall be distributed to [redacted] Hilton Head Island, South Carolina, as an unrestricted gift.

iii. One (1) such share shall be distributed to a donor advised fund to be established by my Trustee in my name at [redacted] to support the [redacted]

D. In addition to the powers of encroachment provided elsewhere in this trust, my Trustee (other than a Trustee to whom a distribution is to be made hereunder) shall have the power to encroach on the corpus of this trust and the subtrusts created hereunder as it may deem appropriate to enable any descendant of mine who is a beneficiary hereunder to enjoy and benefit from being raised in the Jewish tradition. Such encroachments may include but not be limited to attending Sunday School or Hebrew School; providing training and related costs for learning and preparation for his or her Bar or Bat Mitzvah; paying for attendance and related costs (including travel) at Jewish summer camp as well as trips and similar experiences which are run by Jewish organizations; and other such programs, activities, memberships and the like which the Trustees determine appropriate in light of my intent stated herein.

MORSE, ZELNICK, ROSE & LANDER
A LIMITED LIABILITY PARTNERSHIP

405 PARK AVENUE
NEW YORK, NEW YORK 10022-2605
212-838-1177
FAX – 212-838-9190

October 4, 2007

WRITER'S DIRECT LINE
(212) 838-8599

United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549
Attention: Ted Yu

Re: SED International Holdings, Inc. – No-Action Request
Shareholder's Proposal – Mark Diamond
(Central Key Index No. 0000800286)

Dear Mr. Yu:

This will respond to the letter from Mark Diamond, dated September 26, 2007. For the convenience of the Staff's review, we have set forth the section headings contained in the Discussion section of Mr. Diamond's Response Letter (the "Response Letter") above each of the SED's corresponding responses. Capitalized terms used but not defined herein shall have the meaning given to them in our original No-Action Request Letter ("No-Action Request").

If you have any questions regarding the responses, please feel free to call me at the number indicated above.

1. **The Original Proxy Proposal delivered to SED vs. Altered Proposal: An inaccurate representation of my proposal submitted to the SEC with Attorney John Hui's request for no action letter**

As a result of an inadvertent clerical error at SED while scanning the Proposal for electronic distribution, an incomplete version of the Proposal was emailed to this firm, SED's Securities Counsel, its Board and Senior Executives, for their review. Attached is an Affidavit (Exhibit A hereto)from SED's Vice-President of Finance certifying to the veracity of the preceding sentence.[1] Nonetheless, it was SED's and the Board's intention to accept and adopt the Proposal in full. Thus, immediately upon being made aware of the aforesaid omission, the Board, on October 3, 2007, by unanimous written consent adopted a further amendment to SED's Bylaws amending Article 1, Section 1.2 to expressly provide that future amendments to, or the repeal of, that particular bylaw may only be by a vote of shareholders. Subsequently, on October 4, 2007, SED filed a Current Report on Form 8-K disclosing this further amendment to its Bylaws. Thus, the Bylaw change that Mr. Diamond seeks has already been adopted and implemented and therefore his request to have a proposed amendment submitted to shareholders is moot.

[1] Further, as can be seen from this Affidavit, Mr. Diamond's slanderous statements about me an my law firm are unfounded.

2. **SED's Request is Untimely**

SED did not earlier submit Mr. Diamond's proposal since it intended to accept and adopt the meritorious position with respect to the identified bylaw. However, the Bylaw change that Mr. Diamond seeks has already been adopted and implemented and therefore his request to have a proposed amendment submitted to shareholders is moot.

3. **Addressing SED International Holdings, Inc.'s Other Inaccurate Assertions**

We believe that Mr. Diamond's remaining statements are irrelevant to the consideration of the subject matter of the amendment to SED's Bylaws. As we indicated in our initial No-Action Request, Mr. Diamond has instituted and maintains multiple civil lawsuits against SED since 2005 (as disclosed in the periodic reports filed by SED pursuant to the Exchange Act). We submit that Mr. Diamond is seeking redress of his personal grievances against SED. Accordingly, in an effort to not waste anymore of Staff's time we will not address the lack of merit of his assertions contained in his response to the No-Action Request unless Staff requests that we do so.

No-Action Request

In light of the foregoing, we respectfully again request the concurrence of the Staff that (i) SED can file definitive proxy materials before October 28, 2007 despite not filing its reasons for excluding the Proposal less than 80 calendar days from such date; and (ii) Mr. Diamond's proposal can be excluded pursuant to (a) Rule 14a-8(i)(10) of the Exchange Act, because his requested amendment has been fully implemented by SED; (b) Rules 14a-8(i)(3) and (4) of the Exchange Act, as a result of the unrelated, unsupported, false and misleading supporting statements included in Mr. Diamond's proposal.

A copy of this submission has also been provided to Mr. Diamond contemporaneously.

If you have any questions concerning this letter or require additional information, please feel free to contact me at (212) 838-8599 or by email at jhui@mzrl.com, or if I'm not available, Stephen A. Zelnick, Esq., of my firm at (212) 838-8040 or by email at szelnick@mzrl.com. In addition, our fax number is (212) 838-9190, should you want to fax either of us.

Please acknowledge receipt of this letter by emailing me at jhui@mzrl.com.

Very truly yours,



John C. Hui

cc: Mr. Mark Diamond.

Exhibit A

AFFIDAVIT

STATE OF GEORGIA)
): SS.:
COUNTY OF DEKALB)

I, Lyle Dickler, being duly sworn, deposes and says:

1. I am over the age of twenty-one years.

2. I make this affidavit in my capacity as the Vice-President of Finance of SED International Holdings, Inc. ("SED").

3. Due to an inadvertent clerical error while scanning the Shareholder Proposal from Mark Diamond, dated June 28, 2007 (the "Proposal"), for electronic distribution, an incomplete version of the Proposal was provided to Morse, Zelnick, Rose & Lander, LLP (SED's Securities Counsel), SED's Board Members and SED's Senior Executives, including myself.

4. A copy of the incomplete Proposal is attached hereto as Exhibit A.

5. At all times prior to the receipt of Mr. Diamond's response to SED's No-Action Request Letter prepared by MZRL, neither I nor, to the best of my knowledge, anyone else at SED was aware that the version of the Proposal distributed to MZRL, SED's Board and SED's Senior Executives was incomplete.



Lyle Dickler, Vice President of Finance

STATE OF GEORGIA)
): SS.:
COUNTY OF DEKALB)

On the 3 day of October, 2007 before me personally came, Lyle Dickler, to me known to be the individual described in and who executed the foregoing instrument, and acknowledged he executed the same.


BARBARA GAY
NOTARY
PUBLIC
EXP. NOV. 08, 2010
GWINNETT COUNTY, GA



Notary Public

Exhibit A

Mark Diamond
4320 River Bottom Drive
Norcross, GA 30092

Mr. Lyle Dickler
Corporate Secretary
SED International Holdings, Inc.
4916 North Royal Atlanta Drive
Tucker, GA 30084

June 28, 2007

SENT VIA HAND DELIVERY AND FAX

Dear Mr. Dickler:

Enclosed please find a Proposal for Amendment of the Bylaws to be included at the next Annual Shareholders Meeting.

Also, please find a copy of the referenced Georgia Corporate Laws.

I have verified my ownership of 13,055 shares of common stock with the Stock Transfer Agent at National City Bank as of today, June 28, 2007. I plan on continuing my ownership of these shares through the date of the annual meeting. Please contact Beth Rudolph at National City Bank if you require further confirmation of my status as a shareholder.

Respectfully submitted.



Mark Diamond

Enclosures: O.C.G.A. § 14-2-702, § 14-2-1020
Proposal No. 1—SPECIAL SHAREHOLDER MEETINGS

Proposal No. 1—SPECIAL SHAREHOLDER MEETINGS

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, this proposal has been submitted by Mark Diamond, 4320 River Bottom Drive, Norcross, GA 30092 (owner of 13,055 shares of Common Stock). If adopted by shareholder vote, the proposal would amend the company's Bylaws to provide for special meetings to be called by the holders of 25% of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

RESOLVED, shareholders ask our board of directors to amend our bylaws, specifically **Article I, Section 1.2 Special Meetings**, to give holders of at least 25% of the outstanding common stock the power to call a special shareholder meeting, in accordance with OCGA §14-2-702.

Shareholders should have the ability, within reasonable limits, to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of major changes that affect the shareholders, when events unfold quickly and issues may become moot by the next annual meeting.

The corporate laws of Georgia provide that holders of only 25% of shares may call a special meeting, absent a contrary provision in the charter or bylaws. Currently, the Company's Bylaws provide that a special meeting of shareowners may be called by the board directors or by the Chief Executive Officer upon delivery of a signed and dated request on the holders of 100% of the votes entitled to be cast. The shareholders believe that the 100% requirement is excessive. Accordingly, a 25% threshold strikes a reasonable balance between enhancing shareholder rights and avoiding excessive distraction at our company.

The shareholders believe that the need for adoption of the proposal should be evaluated in the context of the Company's overall corporate governance. The accountability of directors to the Company's shareowners has not been enhanced through the declassification of the Board (resulting in the annual election of all directors) and the adoption of majority voting in the election of directors. The Company has not maintained any information pertinent to shareholders on its corporate website, including any information pertaining to Section 16 filing requirements. The Company has not regularly filed Form 8-K's throughout the 2005, 2006, or 2007 Fiscal Years. The Company's Board has not properly disclosed its relationships with management, constituting conflicts of interest, that may affect its decisions. The Company's Board has recently attempted to affect a going private transaction in conjunction with management. In light of the Board's continuing refusal to commit to ensuring effective corporate governance, as evidenced by the actions described above, the shareholders believe that adoption of the proposal is necessary.

O.C.G.A. § 14-2-702

GEORGIA CODE

*** Current through the 2006 Regular Session ***

TITLE 14. CORPORATIONS, PARTNERSHIPS, AND ASSOCIATIONS
CHAPTER 2. BUSINESS CORPORATIONS
ARTICLE 7. SHAREHOLDERS
PART 1. MEETINGS

O.C.G.A. § 14-2-702 (2006)

§ 14-2-702. Special meeting

(a) A corporation shall hold a special meeting of shareholders:

(1) On call of its board of directors or the person or persons authorized to do so by the articles of incorporation or bylaws;

(2) Except as to corporations described in paragraph (3) of this subsection, if the holders of at least 25 percent, or such greater or lesser percentage as may be provided in the articles of incorporation or bylaws, of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, sign, date, and deliver to the corporation one or more demands in writing or by electronic transmission for the meeting describing the purpose or purposes for which it is to be held; or

(3) In the case of a corporation having 100 or fewer shareholders of record, if the holders of at least 25 percent, or such lesser percentage as may be provided in the articles of incorporation or bylaws, of all the votes entitled to be cast on any issue to be considered at the proposed special meeting sign, date, and deliver to the corporation one or more demands in writing or by electronic means for the meeting describing the purpose or purposes for which it is to be held.

(b) If not otherwise fixed under Code Section 14-2-703 or Code Section 14-2-707, the record date for determining shareholders entitled to demand a special meeting is the date the first shareholder signs the demand.

(c) Special shareholders' meetings may be held in or out of this state at the place stated in or fixed in accordance with the bylaws. If no place is stated or fixed in accordance with the bylaws, special meetings shall be held at the corporation's principal office.

(d) Only business within the purpose or purposes described in the meeting notice required by subsection (c) of Code Section 14-2-705 may be conducted at a special shareholders' meeting.

(e) Unless otherwise provided in the articles of incorporation, a demand by a shareholder for a special meeting may be revoked by a written or electronic transmission to that effect by the shareholder received by the corporation prior to the call of the special meeting.

(f) A bylaw provision governing the percentage of shares required to call special meetings is not a quorum or voting requirement.

HISTORY: Code 1981, § 14-2-702, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1989, p. 946, § 21; Ga. L. 1997, p. 1165, § 4; Ga. L. 2004, p. 508, § 8.

§ 14-2-1020. Amendment by board of directors or shareholders

(a) A corporation's board of directors may amend or repeal the corporation's bylaws or adopt new bylaws unless:

(1) The articles of incorporation or this chapter reserve this power exclusively to the shareholders in whole or in part; or

(2) The shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 25, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SED International Holdings, Inc.
Incoming letter dated September 24, 2007

The proposal asks the board of directors to amend the bylaws to give holders of at least 25% of the outstanding common stock the power to call a special shareholder meeting.

There appears to be some basis for your view that SED International may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if SED International omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which SED International relies.

We note that SED International did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END